    Filed with the Securities and Exchange Commission on May 17, 1999
                                                     Registration No. 333-75753
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                              EMULEX CORPORATION
            (Exact name of registrant as specified in its charter)

                                ---------------

                Delaware                              51-0300558
      (State or other jurisdiction                 (I.R.S. Employer
    of incorporation or organization)           Identification Number)

                             3535 Harbor Boulevard
                         Costa Mesa, California 92626
                                (714) 662-5600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                                PAUL F. FOLINO
                     President and Chief Executive Officer
                              Emulex Corporation
                             3535 Harbor Boulevard
                         Costa Mesa, California 92626
                                (714) 662-5600
         (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

      ROBERT M. STEINBERG, ESQ.                 D. BRADLEY PECK, ESQ.
Jeffer, Mangels, Butler & Marmaro LLP             Cooley Godward LLP
 2121 Avenue of the Stars, 10th Floor      4365 Executive Drive, Suite 1100
    Los Angeles, California 90067            San Diego, California 92121
            (310) 203-8080                          (619) 550-6000
          Fax (310) 203-0567                      Fax (619) 453-3555

                                ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________________

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

===============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell these securities and it is not + +soliciting an offer to buy these securities in any jurisdiction where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED May 17, 1999

              [LOGO OF EMULEX(R) NETWORK SYSTEMS APPEARS HERE]

                                2,100,000 Shares

                                  Common Stock

  Emulex Corporation is offering 2,000,000 shares of our common stock, and a selling stockholder is selling an additional 100,000 shares. You should read "Principal and Selling Stockholders" beginning on page 41 for information regarding the selling stockholder. Our common stock is traded on the Nasdaq National Market under the symbol "EMLX." The last reported sale price of our common stock on the Nasdaq National Market on May 13, 1999 was $69 1/2 per share.

                                 ------------

  Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

                                 ------------

                                                                      Per
                                                                     share Total
Public offering price............................................... $     $
Underwriting discounts and commissions..............................
Proceeds to Emulex..................................................
Proceeds to the selling stockholder.................................

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  We have granted the underwriters a 30-day option to purchase up to an additional 315,000 shares of common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock to
purchasers on           , 1999.

                                 ------------

BancBoston Robertson Stephens

             Dain Rauscher Wessels
              a division of Dain Rauscher Incorporated

                  Morgan Keegan & Company, Inc.

                                                   Needham & Company, Inc.

              The date of this prospectus is              , 1999.

S-3 Images

(Inside front cover)

Title:  The "Emulex" title is in Bold Purple flush right.
Below the Emulex title is a subtitle that reads "Providing Superior Fibre Channel Solutions" in bold black

Image:

The image consists of four quadrants, at the center of which is the I/O by Emulex logo. Each quadrant has a title with a check mark next to it, and one or two bullets below. The text in each quadrant is as follows:

Quadrant 1:
Title:  Performance
Bullet:
 .  Gigabit fibre channel adapters support over 150 MB/sec of throughput

Quadrant 2:
Title: Reliability
Bullets:
 .  Shipping adapters since 1996
 .  Digital hub provides enhanced reliability

Quadrant 3:
Title:  Customization
Bullet:
 .  Common OEM interface enables low-cost migration to new adapters

Quadrant 4:
Title:  Scalability
 .  Broad implementation of the fibre channel standard


Below the above image is a caption that consists of a series of bullet points as follows:
 .  Leading independent supplier of fibre channel PCI adapters
 .  Sole developer and supplier of both fibre channel adapters and hubs
 .  Over 90 design wins with over 20 key OEMs, including Compaq, Data General,
   EMC, Hitachi, IBM, Sequent and Siemens.

(Gatefold)

Titles:  The "Emulex" title is in Bold Purple flush right.
Below the Emulex title is a subtitle that reads "Enabling a New Generation of Networked Storage" in bold black

Image (two pages wide):

The image consists of two diagrams side by side. The one on the left is titled "Traditional Storage Connectivity," and is subtitled "Server-centric Storage." The one on the right, which takes up two thirds of the page, is titled "Today's Emerging Networked Storage Architecture," underneath which are two subtitles side by side, "Storage Area Network," and "Local Area Network." Under "Storage Area Network" is "fibre channel," and under "Local Area Network" is "Ethernet/token ring/fddi."

The Traditional Storage Connectivity diagram depicts a cloud, representing a LAN, to which servers are attached on one side, and PCs and printers are attached on the other. On the far left side of the LAN-attached servers are storage subsystems, which are connected to the servers via a connection identified as SCSI.

The diagram below "Today's Emerging Networked Storage Architecture" again depicts a cloud, representing a LAN, to which servers are attached on one side, and PCs and printers are attached on the other. On the far left side of the LAN-attached servers, instead of storage subsystems connected via SCSI, is a depiction of a SAN that uses fibre channel connections for storage connectivity.

The SAN consists of the LAN-attached servers plus multiple storage subsystems, all of which are connected by fibre channel links radiating out from a fibre channel switch. The fibre channel switch is also connected to a fibre channel hub that links workstations and storage subsystems within a loop. The diagram also identifies fibre channel elements, including host adapters that connect servers to the SAN, ASICs that connect storage subsystems to the SAN, and hubs, and these are depicted as products manufactured by Emulex.

Below the above image is a caption that consists of a series of bullet points as follows:
 .  Emerging SANs overcome traditional I/O limitations
 .  Emulex fibre channel host adapters, hubs and ASICs are key SAN components
 . Enables faster performance, improved scalability and enhanced reliability of computer and storage resources

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   1
Risk Factors.............................................................   4
Use of Proceeds..........................................................  14
Price Range of Common Stock..............................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  27
Management...............................................................  39
Principal and Selling Stockholders.......................................  41
Description of Capital Stock.............................................  43
Underwriting.............................................................  45
Legal Matters............................................................  46
Experts..................................................................  46
Where You Can Find More Information......................................  46
Index to Consolidated Financial Statements............................... F-1

                                    SUMMARY

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, references to "Emulex," the "Company," "we," "our" and "us" refer to Emulex Corporation.

                                  Our Company

   Emulex is a leading designer, developer and supplier of a broad line of fibre channel host adapters, hubs, application-specific computer chips, known as ASICs, and software products that enhance access to and storage of electronic data and applications. Fibre channel is a new generation of computer to storage peripheral communication technology that improves data communications speeds, connectivity, distance of connection and access. We believe that we are the only company that designs, develops and markets both fibre channel host adapters, which are circuit boards that enable host computers to provide a fibre channel network connection, and hubs, which are centralized wiring and management points for interconnected host computers and storage subsystems. These hubs and host adapters are two of the core components of a complete fibre channel solution.

   Our products are based on internally developed ASIC technology, are deployable across a variety of heterogeneous network configurations and operating systems, and support increasing volumes of stored data. We believe our products offer our customers the unique combination of critical reliability, scalability, high performance and customization for mission-critical servers and storage systems. Our fibre channel development efforts began in 1992, we shipped our first fibre channel product in volume in 1996 and we believe we are currently the leading independent manufacturer of fibre channel host adapters. Over the course of our history, we have also designed, developed and marketed traditional networking products, such as printer servers and network access products.

   In recent years, the volume of stored electronic data in enterprises has expanded significantly, due largely to the growth of data-intensive applications such as online transaction processing, data mining, data warehousing, multimedia and Internet applications. With the dramatic increase in information storage and retrieval requirements, system performance has become increasingly constrained by traditional data communications technologies such as Small Computer Systems Interface, or SCSI, the currently prevailing high-performance data communications technology. SCSI creates constraints on the size of the network and bottlenecks between storage subsystems and computers due to its limited data communications speeds, connectivity, distance of connection and access. Fibre channel is a new technology introduced to overcome the limitations of traditional data communications technologies. Fibre channel offers the connectivity, distance and access benefits of networking architectures combined with the high performance and quick response needed for data storage applications. According to emf Associates, the market for fibre channel hubs and host adapters is expected to expand from approximately
$384 million in 1998 to $2.4 billion in 2003.

   Our objective is to be a leading supplier of high-availability, high-performance fibre channel solutions. We believe that we have established a leadership position in the fibre channel host adapter market, and we intend to leverage this position to address additional opportunities in the fibre channel market. Key elements of our strategy include the following:

  . Focus our resources and leverage our technology to develop, market and supply superior fibre channel storage solutions;

  . Address the evolving fibre channel market by offering solutions that meet a broad range of customer needs and by increasing our range of distribution channels to properly serve this expanding market; and

  . Expand strategic and customer relationships to ensure interoperability, to drive the proliferation of end-to-end fibre channel solutions, to secure significant customer relationships and to capture more market share.

   We market and sell our products primarily to computer and storage systems original equipment manufacturers, or OEMs, which are customers that incorporate our products with their own before selling the final bundled solution to end users. To a lesser extent, we sell through two-tier distribution channels. As an early market entrant with a high-performance networked storage connectivity solution, we have leveraged our expertise to achieve over 90 design wins and secure significant customer relationships with over 20 key OEMs, including Compaq, Data General, EMC, Hitachi, IBM, Sequent and Siemens.

                                  Our Address

   Our executive offices are located at 3535 Harbor Boulevard, Costa Mesa, California 92626, and our telephone number at that address is (714) 662-5600. Our website is located at http://www.emulex.com. Information contained on our website is not part of this prospectus.

                                  The Offering

 Common stock offered by Emulex..................... 2,000,000 shares
 Common stock offered by the selling stockholder....   100,000 shares
 Common stock to be outstanding after the offering.. 8,160,278 shares (1)
 Use of proceeds.................................... Working capital and general corporate purposes. See
                                                     "Use of Proceeds."

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                      Year Ended            Nine Months Ended
                              ---------------------------  --------------------
                              June 30,  June 29, June 28,  March 29,  March 28,
                                1996      1997     1998      1998       1999
                              --------  -------- --------  ---------  ---------
Consolidated statement of
 operations data:
Net revenues:
  Fibre channel.............  $  1,138  $11,521  $ 18,944  $ 14,449    $24,646
  Traditional networking and
   other....................    50,200   53,242    40,541    31,070     23,386
                              --------  -------  --------  --------    -------
Total net revenues..........    51,338   64,763    59,485    45,519     48,032
Gross profit................    16,490   24,558    19,258    13,713     17,956
Operating income (loss).....   (10,908)     992   (11,039)  (11,099)     2,396
Net income (loss)...........    (9,288)   1,569   (10,838)  (11,038)     2,217
Earnings (loss) per share:
  Basic.....................  $  (1.56) $  0.26  $  (1.77) $  (1.80)   $  0.36
  Diluted...................  $  (1.56) $  0.25  $  (1.77) $  (1.80)   $  0.33
Number of shares used in per
 share computations:
  Basic.....................     5,936    6,044     6,121     6,118      6,147
  Diluted...................     5,936    6,294     6,121     6,118      6,756

                                                              March 28, 1999
                                                          ----------------------
                                                          Actual  As Adjusted(2)
                                                          ------- --------------
Consolidated balance sheet data:
Cash and cash equivalents................................ $ 4,971    $135,526
Working capital..........................................  14,407     144,962
Total assets.............................................  34,835     165,390
Total stockholders' equity...............................  15,976     146,531

-------
(1) This number does not include:

   . 315,000 shares issuable to the underwriters upon exercise of an over-allotment option to purchase shares of common stock at the public offering price; this option expires 30 days after the date of this offering;

   . An aggregate of 1,028,300 shares of our common stock issuable upon exercise of outstanding options; or

   . An aggregate of 1,246,881 shares of our common stock available for issuance under our employee and director stock option plans.

(2) Adjusted to reflect the proceeds from the sale of 2,000,000 shares of common stock by us at an assumed public offering price of $69 1/2 per share and after deducting the underwriting discounts and estimated offering expenses.

                              --------------------

   Unless otherwise stated in this prospectus, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

   We own or have rights to product names, trademarks and tradenames that we use in conjunction with the sale of our products. Emulex, LightPulse, NETJet, NETQue and others are registered trademarks owned by us. This prospectus also contains product names, trademarks and tradenames that belong to us or other organizations.

                                  RISK FACTORS

We have experienced losses in our history.

   We incurred a net loss of approximately $10.8 million for the fiscal year ended June 28, 1998. In fiscal year 1998, we had $5.3 million of inventory charges related to consolidation and $7.2 million of consolidation charges in conjunction with the planned closure of our Puerto Rico manufacturing operations and selected sales offices. While we have generated net income for nine of the last 10 quarters through the quarter ended March 28, 1999, we cannot be certain that revenues will remain at current levels or improve or that we will be profitable at such revenue levels.

Our operating results are difficult to forecast and may be adversely affected by many factors.

   Our revenues and results of operations have varied on a quarterly basis in the past and potentially may vary significantly in the future. Accordingly, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful, and you should not rely on such comparisons as indications of our future performance. Our revenues and results of operations are difficult to forecast and could be adversely affected by factors which include:

  . The size, timing and terms of customer orders;

  . The relatively long sales and deployment cycles for our products, particularly those sold through our OEM sales channels;

  . Changes in our operating expenses;

  . Our ability to develop and market new products;

  . The ability of our contract manufacturer to produce and distribute our products in a timely fashion;

  . The market acceptance of our new fibre channel products;

  . The timing of the introduction or enhancement of products by us, our OEM customers and our competitors;

  . The level of product and price competition;

  . Our ability to expand our relationships with OEMs and distributors;

  . Activities of and acquisitions by our competitors;

  . Changes in technology, industry standards or consumer preferences;

  . Changes in the mix of products sold, as our fibre channel products typically have higher margins than our traditional networking products;

  . Changes in the mix of sales channels;

  . The level of international sales;

  . Seasonality;

  . Personnel changes;

  . Changes in customer budgeting cycles;

  . Foreign currency exchange rates; and

  . General economic conditions.

As a result of these and other factors, our business, results of operations and financial condition could be materially adversely affected.

   There are other factors which contribute to the variability of our sales as well. We generally ship products quickly after we receive orders, meaning that we do not typically have a significant backlog of unfilled orders. As a result, our revenues in a given quarter depend substantially on orders booked in that quarter. Also, we typically generate a large percentage of our quarterly revenues in the last month of the quarter. Additionally, OEM customers tend to order sporadically, and their purchases can vary significantly from quarter to quarter.

   A decrease in the number of orders we receive is likely to adversely and disproportionately affect our quarterly results of operations. This is because our expense levels are partially based on our expectations of future sales and our expenses may be disproportionately large as compared to sales in a quarter with reduced orders. Hence, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any shortfall in sales in relation to our quarterly expectations or any delay of customer orders would likely have an immediate and adverse impact on our business, quarterly results of operations and financial condition.

Our business depends upon the development of the fibre channel market, and our revenues will be limited if such development does not occur or occurs more slowly than we anticipate.

   The size of our potential market is dependent upon the broad acceptance of fibre channel technology as an alternative to other technologies traditionally utilized for network and storage communications. The fibre channel market, while rapidly evolving and attracting an increasing number of market participants, is still at an early stage of development. We believe the fibre channel market will continue to expand and that our investment in the fibre channel market represents our greatest opportunity for revenue growth and profitability in the future. However, we cannot be certain that fibre channel products will gain broader market acceptance or that customers will choose our technology and products. Fibre channel products accounted for 51 percent of our net revenues for the nine months ended March 28, 1999. If the fibre channel market fails to develop, develops more slowly than anticipated or attracts more competitors than we expect (as discussed below), our business, results of operations and financial condition would be materially adversely affected. A similar result would occur if our products do not achieve market acceptance.

   Alternative technologies such as SCSI compete with fibre channel technology for customers. Some SCSI technology companies already have well-established relationships with our current and potential customers, have extensive knowledge of the markets we serve and have better name recognition and more extensive development, sales and marketing resources than we have. Our success also depends both on our own ability and on the ability of our OEM customers to develop fibre channel solutions that are competitive with other technologies. Ultimately, our business depends upon our ability, along with the ability of our OEM customers, to convince end users to adopt fibre channel technology.

   While we have secured numerous design wins for our fibre channel products from OEM customers, nearly all of these customers are still at the very early stages of initial commercial shipments or at the developmental stage of incorporating fibre channel into their systems. Only a limited number of OEM customers are in full commercial production of products that incorporate our fibre channel products. If our developmental and early stage customers are unable to or otherwise do not ship systems that incorporate our products, or if their shipped systems are not commercially successful, our business, results of operations and financial condition would be materially adversely affected.

The loss of one or more customers could harm our revenues.

   For the nine months ended March 28, 1999, sales to our top customer, IBM, represented 19 percent of our net revenues. In the comparable period of the prior fiscal year, sales to Sequent Computer Systems represented 15 percent of net revenues, and IBM represented 10 percent of net revenues. Sales to our top five customers accounted for 50 percent of net revenues for the nine months ended March 28, 1999 and for 42 percent of net revenues for the nine months ended March 29, 1998. In each of these periods, four of our top five customers were OEMs. Although we have attempted to expand our base of OEM customers, our revenues in the future may nonetheless be similarly derived from a limited number of OEM customers.

The failure of one or more of our significant customers to timely make payments could adversely affect our business.

   We are also subject to credit risk associated with the concentration of our accounts receivable from our customers. If we were to lose one of our current significant customers or did not receive their payments due to us, we could experience a material adverse effect on our business, results of operations and financial condition.

The loss of one or more of our OEM or distributor customers could adversely affect our business.

   We rely almost exclusively on OEMs and distributors for our sales. For the nine months ended March 28, 1999, we derived approximately 74 percent of our net revenues from OEMs and 23 percent from distributors. In fiscal 1998, we derived approximately 71 percent of our net revenues from OEMs and 25 percent from distributors. We cannot be certain that we will retain our current OEM and distributor customers or that we will be able to recruit additional or replacement customers. As is common in an emerging technology industry, our agreements with OEMs and distributors are typically non-exclusive and often may be terminated by either party without cause. Indeed, many of our OEM and distributor customers carry or utilize competing product lines. If we were to suddenly lose one or more important OEM or distributor customers to a competitor, our business, results of operations and financial condition could be materially adversely affected.

Some of our OEM customers could become competitors.

   Some of our OEM customers could develop products internally that would replace our products. The resulting reduction in sales of our products to our OEM customers could have a material adverse effect on our business, results of operations and financial condition.

Our industries are subject to rapid technological change, and we must keep pace with the changes to successfully compete.

   The markets for our products are characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new products and enhancements. Our future success depends in a large part on our ability to enhance our existing products and to introduce new products on a timely basis to meet changes in customer preferences and evolving industry standards. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or product enhancements that respond to such changes in a timely manner and achieve market acceptance. We also cannot be certain that we will be able to develop the underlying core technologies necessary to create new products and enhancements, or that we will be able to license the core technologies from third parties.

   A key element of our business strategy is to develop multiple ASICs in order to increase system performance and reduce manufacturing costs, thereby enhancing the price/performance of our fibre channel products. We cannot be certain that we will be successful at developing and incorporating ASICs effectively and in a timely manner. Additionally, changes in technology and consumer preference could potentially render our current products uncompetitive or obsolete. If we are unable, for technological or other reasons, to develop new products or enhance existing products in a timely manner in response to technological and market changes, our business, results of operations and financial condition would be materially adversely affected.

The failure of our OEM customers to keep up with rapid technological change could adversely affect our business.

   Our revenues depend significantly upon the ability and willingness of our OEM customers to develop and promote products on a timely basis that incorporate our technology. The ability and willingness of OEM customers to develop and promote such products is based upon a number of factors, such as:

  . The timely development by us and our OEM customers of new products with new functionality, increased speed and enhanced performance at acceptable prices;

  . The development costs facing our OEM customers;

  . The compatibility of new products with both existing and emerging industry standards;

  . Technological advances;

  . Intellectual property issues; and

  . Competition in general.

   We cannot be certain of the ability or willingness of our OEM customers to continue developing, marketing and selling products that incorporate our technology. Our business is dependent on our relationships with our OEM and distributor customers, so the inability or unwillingness of any of our significant customers to develop or promote products which use our technology would have a material adverse effect on our business, results of operations and financial condition.

A significant percentage of our revenues are from product lines which are being phased out.

   We have shifted the focus of our business to fibre channel technology. However, our revenues still depend significantly on sales of our traditional networking products. These traditional networking products accounted for 49 percent of our net revenues for the nine months ended March 28, 1999. If the maturation of these products were to occur faster than we anticipate, our business, results of operations and financial condition would be materially adversely affected.

Our markets are highly competitive.

   The markets for our products are highly competitive and are characterized by rapid technological advances, price erosion, frequent new product introductions and evolving industry standards. Our current and potential competition consists of major domestic and international companies, many of which have substantially greater financial, technical, marketing and distribution resources than we have. We expect that an increasing number of companies will enter the markets for our products, particularly the new and evolving fibre channel market. Furthermore, larger companies in other related industries may develop or acquire technologies and apply their significant resources, such as distribution channels and brand recognition, to acquire significant market share. Emerging companies attempting to obtain a share of the existing markets act as potential competition as well. Our competitors continue to introduce products with improved price/performance characteristics, and we will have to do the same to remain competitive. Increased competition could result in significant price competition, reduced revenues, lower profit margins or loss of market share, any of which would have a material adverse effect on our business, results of operations and financial condition. We cannot be certain that we will be able to compete successfully against either current or potential competitors in the future.

   In the fibre channel market, we compete primarily against Hewlett-Packard, QLogic Corporation, Vixel, Gadzoox Microsystems and several smaller companies to a lesser extent. In the printer server market, we compete directly against a number of smaller companies and indirectly against Hewlett-Packard and Lexmark, the two largest printer vendors, both of which primarily use their own internally-developed printer servers. In the network access market, we compete against numerous networking companies who offer network access solutions.

   As is common in an emerging technology industry with non-exclusive development arrangements, many of our OEM customers arrange second source agreements to meet their requirements. Furthermore, in the future our OEM customers may develop products that compete with ours or purchase from our competitors and may terminate their relationships with us as a result.

A decrease in the average unit selling prices of our fibre channel products could adversely affect our business.

   As the market for fibre channel products matures, it is likely that we will experience downward pressure on the average unit selling prices of our fibre channel products. To the extent that average unit selling prices of our fibre channel products decrease without a corresponding decrease in the costs of such products, our gross margins and financial performance could be materially adversely affected.

Delays in product development could adversely affect our business.

   We have experienced delays in product development in the past and may experience similar delays in the future. Given the short product life cycles in the markets for our products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could have a material adverse effect on our business, results of operations and financial condition. Prior delays have resulted from numerous factors, such as:

  . Changing OEM product specifications;

  . Difficulties in hiring and retaining necessary personnel;

  . Difficulties in reallocating engineering resources and other resource limitations;

  . Difficulties with independent contractors;

  . Changing market or competitive product requirements;

  . Unanticipated engineering complexity;

  . Undetected errors or failures in software and hardware; and

  . Delays in the acceptance or shipment of products by OEM customers.

Our joint development activities may result in products that are not commercially successful or that are not available in a timely fashion.

   We have engaged in joint development projects with third parties in the past and we expect to continue doing so in the future. Joint development creates several risks for us, including the loss of control over development of aspects of the jointly-developed products and over the timing of product availability. Accordingly, we face the risk that joint development activities will result in products that are not commercially successful or that are not available in a timely fashion.

The loss of third-party suppliers or our contract manufacturer could adversely affect our business.

   We rely on third-party suppliers for components which are used in our products, and we have experienced delays or difficulty in securing components in the past. Key components that we use in our products may only be available from single sources with which we do not have long-term contracts. In particular, Intel is currently our sole supplier for microprocessors used in our fibre channel products. IBM and Hewlett-Packard are currently our sole suppliers for components that enable our fibre channel products to connect to networks. Motorola is currently our sole supplier of memory devices incorporated into our fibre channel products. In addition, we rely on LSI Logic, Chip Express and VLSI to manufacture ASICs for our products. The components we use for our fibre channel products are based on an emerging technology and may not be available with the performance characteristics or in the quantities that we require. Our future inability to supply products due to a lack of components or our inability to redesign products to accept alternatives in a timely manner would materially adversely affect our business, results of operations and financial condition.

   Because we transitioned the production of our products to a contract manufacturer, K*TEC Electronics, a division of Kent Electronics Corporation, we plan to maintain only a minimal supply of product components. We now rely on K*TEC Electronics to complete the majority of the component purchases for our products. Consequently, we cannot be certain that the necessary components will be available to meet our future requirements at favorable prices, if at all. Moreover, because we rely on K*TEC Electronics to manufacture, store and ship our products, if K*TEC Electronics is unable or unwilling to complete production runs for us in the future, or experiences any significant delays in completing production runs or shipping product, the manufacturing and sale of our products would be temporarily suspended. An interruption in supply of our products and the cost of qualifying and shifting production to an alternative manufacturing facility would have a material adverse effect on our business, results of operations and financial condition.

A decrease in the demand for high performance computer and storage systems could adversely affect our business.

   A significant portion of our products are currently used in high-performance computer and storage systems. Our fibre channel growth has been supported by increasing demands for sophisticated networking and data storage solutions which support enterprise computing requirements, including on-line transaction processing, data mining, data warehousing, multimedia and Internet applications. Should there be a slowing in the growth of demand for such systems, our business, results of operations and financial condition could be materially adversely affected.

The inadequacy of our intellectual property protections could adversely affect our business.

   We believe that our continued success depends primarily on continuing innovation, marketing and technical expertise, as well as the quality of product support and customer relations. At the same time, our success is partially dependent on the proprietary technology contained in our products. We currently rely on a combination of patents, copyrights, trademarks, trade secret laws and contractual provisions to establish and protect our intellectual property rights in our products. For a more complete description of our intellectual property, you should read "Business--Intellectual Property." We cannot be certain that the steps we take to protect our intellectual property will adequately protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology or that we can maintain such technology as trade secrets. In addition, the laws of some of the countries in which our products are or may be developed, manufactured or sold may not protect our products and intellectual property rights to the same extent as the laws of the United States or at all. Our failure to protect our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition.

Third-party claims of infringement of their intellectual property could adversely affect our business.

   We believe that our products and technology do not infringe on the intellectual property rights of others or upon intellectual property rights that may be granted in the future pursuant to pending applications. We also believe that we will not be required to obtain licenses of technology owned by other parties. However, we occasionally receive communications from third parties alleging patent infringement, and there is always the chance that third parties may assert infringement claims against us. Any such claims, with or without merit, could result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. We cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms. If we were to fail to obtain such royalty or licensing agreements in a timely manner and on reasonable terms, our business, results of operations and financial condition would be materially adversely affected.

The loss of key technical personnel could adversely affect our business.

   Our success depends to a significant degree upon the performance and continued service of engineers involved in the development of our fibre channel technology and technical support of fibre channel products and customers. Our future success depends upon our ability to attract, train and retain such personnel. We will need to increase the number of technical staff members with experience in high-speed networking applications as we further develop the fibre channel product line. Competition for such highly skilled employees in our industry is intense, and we cannot be certain that we will be successful in recruiting and retaining such personnel. In addition, employees may leave our company and subsequently compete against us. The loss of these key technical employees could have a material adverse effect on our business, results of operations and financial condition.

Our international business activities subject us to risks that could adversely affect our business.

   During the nine months ended March 28, 1999, sales in the United States accounted for 67 percent of our net revenues, sales in Europe accounted for 28 percent of our net revenues, and sales in the Pacific Rim countries accounted for five percent of our net revenues. During the nine months ended March 29, 1998, sales in the United States accounted for 67 percent of net revenues, sales in Europe accounted for 25 percent of our net revenues, and sales in the Pacific Rim countries accounted for eight percent of our net revenues. We expect that sales in the United States and Europe will continue to account for the substantial majority of our revenues for the foreseeable future.

   We encounter risks inherent in international operations. All of our sales are currently denominated in U.S. dollars. As a result, if the value of the U.S. dollar increases relative to foreign currencies, our products could become less competitive in international markets. Our international business activities could be limited or disrupted by any of the following factors:

  . The imposition of governmental controls and regulatory requirements;

  . The costs and risks of localizing products for foreign countries;

  . Restrictions on the export of technology;

  . Financial and stock market dislocations;

  . Longer accounts receivable payment cycles;

  . Potentially adverse tax consequences;

  . The repatriation of earnings;

  . The burden of complying with a wide variety of foreign laws;

  . Trade restrictions; and

  . Changes in tariffs.

   In addition, the revenues we earn in various countries in which we do business may be subject to taxation by more than one jurisdiction, thereby adversely affecting our earnings. These factors could harm future sales of our products to international customers and have a material adverse effect on our business, results of operations and financial condition.

Export restrictions may adversely affect our business.

   Our fibre channel products are subject to U.S. Department of Commerce export control restrictions. Neither we nor our customers may export such products without obtaining an export license. These U.S. export laws also prohibit the export of our fibre channel products to a number of countries deemed by the United States to be hostile. These restrictions may make foreign competitors facing less stringent controls on their products more competitive in the global market than we or our fibre channel customers are. The U.S. government may not approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised. The sale of our fibre channel products could be harmed by our failure or the failure of our customers to obtain the required licenses or by the costs of compliance.

Our business may be harmed by Year 2000 issues.

   Many existing computer systems and applications use two digits rather than four to define the applicable year. These programs were designed without considering the impact of the upcoming change in the century. If such programs are not corrected, many computer systems could fail or create erroneous results at or beyond the year 2000. We consider a product to be "Year 2000 compliant" if the product's performance and functionality are unaffected by the processing of dates prior to, during and after the year 2000. We believe that our current products are all Year 2000 compliant. However, older products which we previously sold, and which may still be covered under warranties, may not be Year 2000 compliant. We are prepared to update these older products as required under warranty for all issues that we have been able to identify. However, we cannot be certain that all potential Year 2000 issues have been identified or that the issues will be successfully resolved to the customers' satisfaction. Consequently, customers may bring litigation against vendors, including us. Any such claims, with or without merit, could result in a material adverse effect on our business, results of operations and financial condition.

   We have committed resources in an attempt to identify and correct potential Year 2000 issues, both in our products and in our internal computer systems and applications. We have also committed resources in an attempt to identify the Year 2000 issues of third parties which could impact us. We believe we have identified and corrected, or have a plan in place to correct, any Year 2000 issues related to our products and internal computer systems. However, we rely in various ways, both domestically and internationally, upon government agencies, utility companies, telecommunication companies and other service providers. Therefore we are in the process of completing a survey of our suppliers, contract manufacturer and financial institutions to evaluate their Year 2000 compliance plans. We will also use the survey to determine whether any Year 2000 issues will impede the ability of any of our suppliers to continue to provide us with goods and services. We are currently conducting a survey of our customers. We cannot be certain that all of our suppliers, government agencies, customers, financial institutions and other third parties will not suffer business disruptions caused by a Year 2000 issue. Our management believes that there are two most likely worst case scenarios related to the Year 2000 issue that we may experience. The first would be an inability to obtain inventory components from suppliers due to Year 2000 problems they experience. The second would be delays in receiving orders or payments from customers due to Year 2000 problems they experience. Either of the two scenarios could have a material adverse effect on our business, results of operations and financial condition.

   As we have not yet completed our full Year 2000 assessment, we have not developed a contingency plan. We anticipate that our full Year 2000 review, necessary remediation actions and contingency plan will be substantially complete by the end of June 1999. Although this process has not generated any material expenditures to date, and we do not currently foresee any in the future, the costs related to this issue will continue to evolve as we identify and address the remaining issues. Although we do not believe that the Year 2000 issue will pose any significant operational problems, there could be delays in our efforts to address the Year 2000 issue or we could fail to fully identify all Year 2000 issues in our systems, equipment or processes, or those of third parties which affect us. Such delays or failures could have a material adverse effect on our business, results of operations and financial condition.

We may need additional capital in the future and such additional financing may not be available.

   We currently anticipate that our available cash resources, combined with the net proceeds from this offering and financing available through our credit facility, will be sufficient to meet our expected working capital and capital expenditure requirements for at least the next 12 months. However, we cannot assure you that such resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements. We may need to raise additional funds through public or private debt or equity financings in order to:

  . Take advantage of unanticipated opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies;

  . Develop new products or services; or

  . Respond to unanticipated competitive pressures.

   We may also raise additional funds through public or private debt or equity financings if such financings become available on favorable terms. We cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or services or otherwise respond to unanticipated competitive pressures. In any such case, our business, results of operations and financial condition could be materially adversely affected.

Potential acquisitions may be more costly or less profitable than anticipated.

   We may pursue acquisitions that could provide new technologies, products or service offerings. Future acquisitions may involve the use of significant amounts of cash, potentially dilutive issuances of equity or equity-linked securities, incurrence of debt, or amortization expenses related to goodwill and other intangible assets.

   In addition, acquisitions involve numerous risks, including:

  . Difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

  . The diversion of management's attention from other business concerns;

  . Risks of entering markets in which we have no or limited prior experience; and

  . The potential loss of key employees of the acquired company.

   We currently have no commitments or agreements with respect to any such acquisition. In the event that such an acquisition does occur and we are unable to successfully integrate businesses, products, technologies or personnel that we acquire, our business, results of operations and financial condition could be materially adversely affected.

You will suffer dilution in the value of your shares.

   Investors in this offering will incur immediate and substantial dilution in the net tangible book value per share of our common stock.

Our stock price is volatile.

   The stock market in general, and the stock prices in technology-based companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of any specific public companies. The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future as well. Any of the following factors could have a significant impact on the market price of our common stock:

  . Quarterly variations in operating results;

  . Announcements of new products by us or our competitors;

  . The gain or loss of significant customers;

  . Changes in analysts' earnings estimates;

  . Pricing pressures;

  . Short-selling of our common stock;

  . General conditions in the computer, storage or communications markets; or

  . Events affecting other companies that investors deem to be comparable to us.

   Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

We do not plan to pay cash dividends on our common stock.

   We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings, if any, to finance the growth and expansion of our business and for general corporate purposes. In addition, the terms of our credit facility prohibit us from paying dividends on our capital stock.

Our stockholder rights plan, certificate of incorporation and Delaware law could adversely affect the performance of our stock.

   Our stockholder rights plan and provisions of our certificate of incorporation and of the Delaware General Corporation Law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. The stockholder rights plan and these provisions of our certificate of incorporation and Delaware law are intended to encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. You should read "Description of Capital Stock" for more information on the anti-takeover effects of provisions of our stockholder rights plan, our certificate of incorporation and Delaware law.

                                USE OF PROCEEDS

   The net proceeds we will receive from the sale of 2,000,000 shares of common stock offered by us at an assumed public offering price of $69 1/2 and after deducting the underwriting discounts and commissions and offering expenses payable by us are estimated to be $130.6 million (or $144.0 million if the underwriters' over-allotment option is exercised in full). We will not receive any proceeds from the sale of the shares being sold by the selling stockholder.

   We intend to use the proceeds of this offering primarily for working capital and general corporate purposes, including the funding of research and development of new products. We may also use a portion of the proceeds for acquisitions of complementary businesses, products or technologies, although we currently have no commitments or agreements for any such acquisitions. Pending such uses, we expect to invest the net proceeds in short-term, interest-bearing, investment grade securities.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is traded on the Nasdaq National Market under the symbol "EMLX." The following table sets forth for the indicated periods the range of high and low per share closing sales prices for our common stock as reported on the Nasdaq National Market.

                                                                Price Range of
                                                                 Common Stock
                                                               -----------------
                                                                 High     Low
                                                               -------- --------
Year Ended June 29, 1997:
  First Quarter .............................................. $15 1/2  $13
  Second Quarter.............................................. $18 1/8  $14 5/8
  Third Quarter .............................................. $20 1/8  $15
  Fourth Quarter.............................................. $21 1/8  $14 3/4
Year Ended June 28, 1998:
  First Quarter............................................... $19 1/4  $14 1/8
  Second Quarter.............................................. $19 3/4  $13 3/4
  Third Quarter............................................... $15      $ 8 7/8
  Fourth Quarter.............................................. $ 9 1/2  $ 5 5/8
Year Ended June 27, 1999:
  First Quarter............................................... $13 7/8  $ 5 3/4
  Second Quarter.............................................. $34 1/4  $11 1/16
  Third Quarter............................................... $40 7/16 $27 3/8
  Fouth Quarter (through May 13, 1999)........................ $69 1/2  $31 7/8

   On May 13, 1999, the last reported sale price for our common stock was $69 1/2 per share. As of May 10, 1999, there were approximately 322 holders of record of our common stock.

                                DIVIDEND POLICY

   We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain our earnings to finance the growth and development of our business and for general corporate purposes. Additionally, the agreement with our credit facility prohibits us from paying dividends on our capital stock.

                                 CAPITALIZATION

   The following table reflects our actual capitalization as of March 28, 1999, and as adjusted to reflect the receipt of the estimated proceeds from the sale of 2,000,000 shares of common stock at an assumed public offering price of $69 1/2 per share and after deducting underwriting discounts and estimated offering expenses. This table is qualified by, and should be read in conjunction with, the more detailed consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                                March 28, 1999
                                                               ----------------
                                                                          As
                                                               Actual  Adjusted
                                                               ------- --------
                                                                (in thousands)
Short-term debt -- current portion of capitalized lease
 obligations.................................................. $    27 $     27
                                                               ======= ========
Long-term obligations.........................................     --       --
Stockholders' equity:
 Preferred stock, $0.01 par value; 1,000,000 authorized
  (150,000 shares designated as Series A Junior Participating
  Preferred Stock); none issued and outstanding...............     --       --
 Common stock, $0.20 par value; 20,000,000 shares authorized;
  6,158,969 shares issued and outstanding; 8,158,969 shares
  issued and outstanding, as adjusted(1)......................   1,232    1,632
Additional paid-in capital....................................   7,592  137,747
Retained earnings.............................................   7,152    7,152
                                                               ------- --------
  Total stockholders' equity..................................  15,976  146,531
                                                               ------- --------
    Total capitalization...................................... $15,976 $146,531
                                                               ======= ========

--------
(1) Excludes 1,029,709 shares that were subject to options as of March 28, 1999 (see note 9 of notes to consolidated financial statements).

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. The consolidated statements of operations data for the years ended June 30, 1996, June 29, 1997, and June 28, 1998 presented below are derived from, and are qualified in their entirety by reference to, our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants, and together with their report thereon are included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended March 29, 1998 and March 28, 1999 and the consolidated balance sheet data at March 28, 1999 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results of operations for the nine months ended March 28, 1999 are not necessarily indicative of results expected for the full fiscal year 1999 or future results.

                                      Year Ended                    Nine Months Ended
                          -------------------------------------  ------------------------
                           June 30,     June 29,     June 28,     March 29,    March 28,
                             1996         1997         1998         1998         1999
                          -----------  -----------  -----------  -----------  -----------
                                     (in thousands, except per share data)
Consolidated statements
 of operations data:
Net revenues:
 Fibre channel..........  $     1,138  $    11,521  $    18,944  $    14,449  $    24,646
 Traditional networking
  and other.............       50,200       53,242       40,541       31,070       23,386
                          -----------  -----------  -----------  -----------  -----------
  Total net revenues....       51,338       64,763       59,485       45,519       48,032
                          -----------  -----------  -----------  -----------  -----------
Cost of sales...........       34,848       40,205       34,913       26,492       28,772
Cost of sales--inventory
 charges related to
 consolidation..........           --           --        5,314        5,314        1,304
                          -----------  -----------  -----------  -----------  -----------
  Total cost of sales...       34,848       40,205       40,227       31,806       30,076
                          -----------  -----------  -----------  -----------  -----------
Gross profit............       16,490       24,558       19,258       13,713       17,956
                          -----------  -----------  -----------  -----------  -----------
Operating expenses:
 Engineering and
  development...........       11,387       10,006       11,071        8,114        8,315
 Selling and marketing..       11,071        7,637        7,589        5,768        5,134
 General and
  administrative........        4,940        4,643        4,406        3,352        3,098
 Consolidation charges,
  net...................           --        1,280        7,231        7,578         (987)
                          -----------  -----------  -----------  -----------  -----------
  Total operating
   expenses.............       27,398       23,566       30,297       24,812       15,560
                          -----------  -----------  -----------  -----------  -----------
Operating income
 (loss).................      (10,908)         992      (11,039)     (11,099)       2,396
Nonoperating income.....          483           71          113           54           67
                          -----------  -----------  -----------  -----------  -----------
Income (loss) before
 income taxes...........      (10,425)       1,063      (10,926)     (11,045)       2,463
Income tax provision
 (benefit)..............       (1,137)        (506)         (88)          (7)         246
                          -----------  -----------  -----------  -----------  -----------
Net income (loss).......  $    (9,288) $     1,569  $   (10,838) $   (11,038) $     2,217
                          ===========  ===========  ===========  ===========  ===========
Earnings (loss) per
 share:
 Basic..................  $    (1.56)  $      0.26  $    (1.77)  $     (1.80) $      0.36
                          -----------  -----------  -----------  -----------  -----------
 Diluted................  $    (1.56)  $      0.25  $    (1.77)  $     (1.80) $      0.33
                          -----------  -----------  -----------  -----------  -----------
Number of shares used in
 per share computations:
 Basic .................        5,936        6,044        6,121        6,118        6,147
                          -----------  -----------  -----------  -----------  -----------
 Diluted................        5,936        6,294        6,121        6,118        6,756
                          -----------  -----------  -----------  -----------  -----------
                                                                     March 28, 1999
                                                                 ------------------------
                           June 30,     June 29,     June 28,                     As
                             1996         1997         1998        Actual     Adjusted(1)
                          -----------  -----------  -----------  -----------  -----------
                                                (in thousands)
Consolidated balance
 sheet data:
Total current assets....  $    31,579  $    29,328  $    24,384  $    31,088   $  161,643
Total current
liabilities.............       15,494       10,859       14,399       16,681       16,681
                          -----------  -----------  -----------  -----------  -----------
Working capital.........       16,085       18,469        9,985       14,407      144,962
Total assets............       39,300       37,175       30,157       34,835      165,390
Long-term capitalized
lease obligations.......          204           79            7           --           --
Retained earnings.......       14,204       15,773        4,935        7,152        7,152
Total stockholders'
equity..................       22,030       24,276       13,606       15,976      146,531

--------

(1) Adjusted to reflect the sale of 2,000,000 shares of common stock by us at an assumed public offering price of $69 1/2 per share and after deducting the underwriting discounts and estimated offering expenses.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   This prospectus, including the following Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that involve risks and uncertainties. When used in this prospectus, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

   Emulex is a leading designer, developer and supplier of a broad line of fibre channel host adapters, hubs, ASICs and software products that enhance access to and storage of electronic data and applications. We believe that we are the only company that designs, develops and markets both fibre channel host adapters and hubs, two of the core components of a complete fibre channel solution. Our products are based on internally-developed ASIC technology, are deployable across a variety of heterogeneous network configurations and operating systems, and support increasing volumes of stored data. Over the course of our history, we have also designed, developed and marketed traditional networking products such as printer servers and network access products.

   Our company was founded in 1979 as a supplier of end-user storage solutions for the Digital Equipment Corporation, or DEC, aftermarket. In June 1992, we discontinued the DEC storage business and operated as two divisions, one focusing on traditional networking products and one focusing on SCSI peripheral controller devices. In 1994, we spun off our SCSI business as a separately traded public company, QLogic. Since 1995, we have been transitioning our resources from traditional networking products to the design, sale and marketing of fibre channel products.

   We derive our revenues primarily from the sale of fibre channel products and traditional networking products to computer and storage systems OEMs. Revenues from fibre channel products are derived primarily from the sale of fibre channel host adapter products and, to a lesser extent, fibre channel hub products. Revenues from traditional networking products are derived primarily from the sale of printer servers and network access products. As a result of product maturation, revenues we have derived from traditional networking products have declined, and we expect that revenues from these traditional networking products will continue to decline in the future as we continue to focus more of our resources on the fibre channel market. We primarily sell our products directly to OEMs and, to a lesser extent, through two-tier distribution channels. We expect revenues from OEMs to continue to be the majority of our revenues for the foreseeable future. For a new OEM, the initial sales and design cycle, from first contact through design win to first customer shipment, can vary from 12 to 18 months or more. We expect that this cycle will decrease as fibre channel technology and the fibre channel market develop. Our OEM concentration may decrease if a two-tier distribution channel for fibre channel develops.

   We recognize revenue at the time product is shipped from our contract manufacturer to our customers. We sell to our distribution customers under a standard purchase agreement which provides for price protection, and also provides for stock rotation based on a percentage of actual revenues for the preceding quarter when requested with an offsetting order shippable in the next 90 days. We reserve for estimated stock rotation and price protection rights, as well as for uncollectable accounts based on experience. We sell to our OEMs with no right of return except under warranty. We provide a warranty of between two and five years on all of our products, and we provide a reserve for warranty costs at the time of shipment based on our actual historic experience rate. The workmanship of our products is warranted by our contract manufacturer. Typically the standard components used in our products are warranted by the manufacturer for both workmanship and function.

   In the quarter ended December 27, 1998, we completed our transition to outsource all of our board assembly, distribution and repair operations and most of our materials management to K*TEC Electronics, headquartered in Houston, Texas. Our strategy with this transition is to reduce the future demands on our working capital for capital equipment and to leverage the efficiencies of our supplier's consolidated purchasing power and materials management capabilities to reduce average cost of goods sold. We also outsource the manufacturing of our ASICs and gate arrays to several third-party manufacturers who ship these components to K*TEC Electronics for assembly. Although we continue to design all of our products internally, we use independent third parties to develop some of our software drivers.

   While in recent quarters we have been profitable, a risk exists that we could experience variable earnings levels, including losses. Historically, a large percentage of our product shipments have occurred late in a quarter. Shifting of shipments between quarters can have a disproportionate impact on our results of operations.

Results of operations

   The following table sets forth, for the periods indicated, consolidated statements of operations data as a percentage of total net revenues:

                                  Fiscal Year Ended         Nine Months Ended
                              ---------------------------  -------------------
                              June 30,  June 29, June 28,  March 29, March 28,
                                1996      1997     1998      1998      1999
                              --------  -------- --------  --------- ---------
Net revenues:
 Fibre channel...............    2.2%     17.8%    31.8%      31.7%     51.3%
 Traditional networking and
  other......................   97.8      82.2     68.2       68.3      48.7
                               -----     -----    -----      -----     -----
  Total net revenues.........  100.0     100.0    100.0      100.0     100.0
                               -----     -----    -----      -----     -----
Cost of sales................   67.9      62.1     58.7       58.2      59.9
Cost of sales--inventory
 charges related to
 consolidation...............    --        --       8.9       11.7       2.7
                               -----     -----    -----      -----     -----
Total cost of sales..........   67.9      62.1     67.6       69.9      62.6
                               -----     -----    -----      -----     -----
Gross profit.................   32.1      37.9     32.4       30.1      37.4
                               -----     -----    -----      -----     -----
Operating expenses:
 Engineering and
  development................   22.2      15.5     18.6       17.8      17.3
 Selling and marketing.......   21.5      11.7     12.8       12.6      10.7
 General and administrative..    9.6       7.2      7.4        7.4       6.4
 Consolidation charges, net..    --        2.0     12.2       16.7      (2.0)
                               -----     -----    -----      -----     -----
  Total operating expenses...   53.3      36.4     51.0       54.5      32.4
                               -----     -----    -----      -----     -----
Operating income (loss)......  (21.2)      1.5    (18.6)     (24.4)      5.0
Nonoperating income..........    0.9       0.1      0.2        0.1       0.1
                               -----     -----    -----      -----     -----
Income (loss) before income
 taxes.......................  (20.3)      1.6    (18.4)     (24.3)      5.1
Income tax provision
 (benefit)...................   (2.2)     (0.8)    (0.2)      (0.1)      0.5
                               -----     -----    -----      -----     -----
Net income (loss)............  (18.1)%     2.4%   (18.2)%    (24.2)%     4.6%
                               =====     =====    =====      =====     =====

Nine months ended March 28, 1999 compared to nine months ended March 29, 1998

   Net revenues. Net revenues for the nine months ended March 28, 1999 were $48.0 million, an increase of $2.5 million, or six percent, compared to $45.5 million of net revenues for the nine months ended March 29, 1998. Net revenues from our fibre channel product line for the nine months ended March 28, 1999 were $24.6 million, or 51 percent of net revenues, compared to $14.4 million, or 32 percent of net revenues, for the nine months ended March 29, 1998. This increase in revenue from our fibre channel product line is primarily the result of increased market acceptance of our fibre channel products.

   Net revenues from our traditional networking products accounted for $23.4 million, or 49 percent of net revenues, for the nine months ended March 28, 1999, compared to $31.1 million, or 68 percent of net revenues, for the nine months ended March 29, 1998. This decrease in net revenues from our traditional networking products was principally due to ongoing maturation of this product sector which resulted in lower average unit selling prices. Consequently, we have decreased our focus on this line of products.

   As the market for our traditional networking products matures and as we focus more of our resources on the fibre channel market, we expect that fibre channel product sales will represent a larger percentage of revenues and that total sales of our traditional networking products will decrease. We anticipate that future revenues from our fibre channel product line will be a function of continued demand from OEMs which are currently shipping fibre channel products, launches of new fibre channel-based systems by our current OEMs, additional design wins with new OEM customers and increased sales through other distribution channels as the fibre channel market continues to develop. Although fibre channel represented 51 percent of net revenues for the nine months ended March 28, 1999, fibre channel is an emerging technology, and we cannot assure you that our products will adequately meet the requirements of the market or achieve market acceptance. Additionally, because our fibre channel products are part of an integrated system, our success in the fibre channel market will depend in part upon the development and availability of other interoperable fibre channel products by third parties. Furthermore, our fibre channel products are dependent upon components supplied by third parties. We cannot assure you that these components will be available at a competitive price and in the quantities desired or, if available, will function as needed.

   In the nine months ended March 28, 1999, sales to IBM accounted for 19 percent of net revenues, and no other customer accounted for more than 10 percent of our net revenues. In the nine months ended March 29, 1998, sales to Sequent accounted for 15 percent of net revenues and IBM accounted for 10 percent of net revenues, and no other customer accounted for more than 10 percent of our net revenues. Sales to our top five customers accounted for 50 percent of net revenues in the nine months ended March 28, 1999, as compared to 42 percent in the nine months ended March 29, 1998. International revenues accounted for 33 percent of net revenues in the nine months ended March 28, 1999 and March 29, 1998.

   Gross profit. Cost of products sold includes the cost of production of finished products, as well as support costs and other expenses related to inventory management, manufacturing quality and order fulfillment. For the nine months ended March 28, 1999, gross profit was $18.0 million, an increase of $4.3 million, or 31 percent, compared to $13.7 million for the nine months ended March 29, 1998. Gross margin increased to 37 percent in the nine months ended March 28, 1999, from 30 percent in the nine months ended March 29, 1998. In conjunction with the planned closure of our Puerto Rico manufacturing operations and transition to subcontract manufacturing, during the quarter ended March 29, 1998 we recorded $5.3 million of inventory charges related to consolidation which consisted of $1.9 million of incremental excess and obsolete inventory reserves related to ongoing product life-cycle transitions and $3.4 million for reductions in inventory related to the streamlining of our product lines. Excluding these incremental cost of sales charges, gross profit would have been $19.0 million and gross margin would have been 42 percent for the nine months ended March 29, 1998. Also, in conjunction with the closure of our Puerto Rico manufacturing operations, in the nine months ended March 28, 1999 we recorded additional reductions in inventory related to the streamlining of our product lines of $1.3 million. When the initial consolidation charge was taken, we believed this inventory would be sold at positive margins. However, as we neared the closure of the manufacturing facility, we determined this inventory was no longer saleable and these additional reductions in inventory were recorded. Excluding this charge, gross profit would have been $19.3 million and gross margin would have been 40 percent for the nine months ended March 28, 1999.

   During fiscal 1998, and continuing through the nine months ended March 28, 1999, we have experienced declining average unit selling prices and corresponding reductions in the gross margins of our traditional networking products. We expect this trend to continue. Gross margins in our traditional networking products are lower than gross margins for our fibre channel products. Our fibre channel products did not experience significant reductions in average unit selling prices during fiscal 1998 and through the nine months ended

March 28, 1999, but we expect that average unit selling prices for these products will also decline over time. We have agreed to contracted price reductions with most of our OEM customers. Typically these reductions are achieved by reaching volume milestones during the life of the contract. It is likely that we will continue this practice in the future. In addition, our gross margins of fibre channel products may be impacted if there is a significant shift in the mix of our products from adapters to hubs or from high-end adapters to lower-priced adapters. Our strategy is to maintain overall gross margins where possible, despite expected future erosion in the average unit selling price, by continuing to reduce the cost of our fibre channel products through a combination of volume efficiencies, cost-reduced designs and diversification of our component-supplier base.

   Engineering and development. Engineering and development expenses consist primarily of salaries and related expenses for personnel engaged in the design, development and technical support of our products. These expenses include third-party fees paid to consultants, prototype development expenses and computer services costs related to supporting computer tools used in the design process. Engineering and development expenses for the nine months ended March 28, 1999 were $8.3 million, an increase of $201,000, or two percent, compared to $8.1 million for the nine months ended March 29, 1998. Because of the technical nature of our products, engineering support is a critical part of our strategy during both the development of our products and the support of our customers from product design through deployment into the market. We expect to continue to make significant investments in the technical support and enhancement of our current products as well as the continued development of new products in the fibre channel market. Engineering and development expenses can fluctuate from quarter to quarter depending on several factors, including new product introduction schedules.

   Selling and marketing. Selling and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in the marketing and sales of our products as well as trade shows, product literature and promotional support costs. Selling and marketing expenses for the nine months ended March 28, 1999 were $5.1 million, a decrease of $634,000, or 11 percent, compared to $5.8 million for the nine months ended March 29, 1998. This decrease was a result of the streamlining of our products which enabled us to reduce sales and marketing efforts for our traditional networking products.

   General and administrative. General and administrative expenses consist primarily of salaries and related expenses for executives, financial accounting support, human resources, administrative services, professional fees and other associated corporate expenses. General and administrative expenses for the nine months ended March 28, 1999 were $3.1 million, a decrease of $254,000, or 8 percent, compared to $3.4 million for the nine months ended March 29, 1998. This decrease was primarily due to reduced general and administrative staffing.

   Consolidation charges. On March 25, 1998, we announced plans to outsource the manufacturing of our product lines to K*TEC Electronics. Our decision resulted in, among other things, consolidation charges of $7.6 million, recorded during the quarter ended March 29, 1998, related to the closing of our Puerto Rico manufacturing subsidiary and the closing of selected sales offices. During the nine months ended March 28, 1999, we sold the land and buildings at our former manufacturing facility in Puerto Rico which resulted in a gain of $777,000. No impairment had previously been recognized related to the land and buildings. Also, during such period we substantially completed this consolidation plan, including all remaining headcount reductions, and we reduced our accrued consolidation charges by $210,000 based on our review of the adequacy of our remaining consolidation accrual.

   Nonoperating income. Nonoperating income consists primarily of interest income, interest expense and foreign exchange translation. Nonoperating income for the nine months ended March 28, 1999 was $67,000, an increase of $13,000 compared to $54,000 for the nine months ended March 29, 1998.

   Income taxes. Our income tax expense for the nine months ended March 28, 1999 was $246,000, representing a tax provision of 10 percent. In the nine months ended March 29, 1998, we recorded an income tax benefit of $7,000. During the nine months ended March 28, 1999, we received a favorable response to the Ruling Request we submitted in July 1998 to the Secretary of the Treasury of Puerto Rico. The liquidation of our subsidiary Emulex Caribe was structured to qualify for tax-free liquidation treatment under the provisions of both the U.S. and Puerto Rico Internal Revenue Codes. The Secretary of the Treasury of Puerto Rico has agreed that neither Emulex Corporation nor Emulex Caribe will recognize a gain or loss as a result of the liquidation. We are currently undergoing an examination by the California Franchise Tax Board of our 1989, 1990 and 1991 California income tax returns. We are also undergoing examination by the Internal Revenue Service of Emulex Caribe's 1995 U.S. tax return. We believe that the outcome of these examinations will not have a material effect on our consolidated financial position or results of operations.

Years ended June 28, 1998, June 29, 1997 and June 30, 1996

   Net revenues. We generated net revenues of $59.5 million, $64.8 million and $51.3 million for fiscal years 1998, 1997 and 1996, respectively. The eight percent decrease in net revenues from fiscal 1997 to 1998 was principally the result of a decrease in net revenues generated from our traditional networking products which was partially offset by an increase in net revenues from our fibre channel product line. The 26 percent increase in net revenues from fiscal 1996 to 1997 was primarily due to the rapid growth in our fibre channel net revenues and an increase in net revenues from our traditional networking products.

   Net revenues from our fibre channel product line were $18.9 million, $11.5 million and $1.1 million in fiscal years 1998, 1997 and 1996, respectively. The 64 percent increase in fibre channel net revenues from fiscal 1997 to 1998 and the 912 percent increase from fiscal 1996 to 1997 reflect the emerging market acceptance of fibre channel as well as the initiation and expansion of volume shipments to our OEM customers.

   Net revenues generated from our traditional networking products and other were $40.5 million, $53.2 million and $50.2 million for fiscal years 1998, 1997 and 1996, respectively. The 24 percent decrease in traditional networking revenues from fiscal 1997 to 1998 was primarily the result of lower printer server distribution revenues, which was due to decreased demand for aftermarket solutions. In addition, we experienced a decrease in net revenues from our maturing network access products, principally as a result of lower shipments to one customer. The six percent increase in net revenues from our traditional networking and other products from fiscal 1996 to 1997 was due to increased sales to OEMs. Traditional networking and other net revenues in fiscal 1996 included sales of $1.5 million of memory devices that were no longer utilized in our product lines.

   In fiscal 1998, sales to Sequent and IBM accounted for 12 percent and 11 percent, respectively, of our net revenues, and no other customer accounted for more than 10 percent of our net revenues during such period. In fiscal 1997, sales to Reuters and Sequent accounted for 13 percent and 10 percent, respectively, of our net revenues, and no other customer accounted for more than 10 percent of our net revenues during such period. In fiscal 1996, sales to IBM accounted for 15 percent of our net revenues, and no other customer accounted for more than 10 percent of our net revenues during such period. Sales to our top five customers accounted for 41 percent of net revenues in fiscal 1998 and 44 percent in fiscal 1997.

   International revenues were $20.7 million, $29.3 million and $20.7 million in fiscal years 1998, 1997 and 1996, respectively. The 29 percent decrease in international revenues from fiscal 1997 to 1998 was primarily due to decreased shipments to one customer. The 42 percent increase in international revenues from fiscal 1996 to 1997 was primarily due to increased OEM revenues from our traditional networking products. International revenues accounted for 35 percent, 45 percent and 40 percent of net revenues in fiscal years 1998, 1997 and 1996, respectively.

   Gross profit. Gross profit was $19.3 million, $24.6 million and $16.5 million in fiscal years 1998, 1997 and 1996, representing 32 percent, 38 percent and 32 percent of net revenues, respectively. The improvement in gross margin from fiscal 1996 to 1997 was primarily due to a product mix which contained a greater percentage of higher margin products, lower prices for components used in our products and higher absorption of manufacturing overhead which resulted from the higher level of production activity in fiscal 1997 compared to 1996. In conjunction with the planned closure of our Puerto Rico manufacturing operations and transition to contract manufacturing previously discussed, during the three months ended March 29, 1998, we recorded
$1.9 million of incremental excess and obsolete inventory reserves related to ongoing product life-cycle transitions and $3.4 million for reductions in inventory related to the streamlining of our product lines included in cost of sales. Gross margin, excluding these inventory charges related to consolidation of $5.3 million, improved to 41 percent in fiscal 1998. The improvement in gross margin was principally due to a product mix that contained a greater percentage of higher margin products.

   Engineering and development. Engineering and development expenses were $11.1 million, $10.0 million and $11.4 million for fiscal years 1998, 1997 and 1996, representing 19 percent, 16 percent and 22 percent of net revenues, respectively. Engineering and development expenditures increased by 11 percent from fiscal 1997 to 1998, reflecting our increasing investment in fibre channel development that was partially offset by declining expenditures in our traditional networking product development. Engineering and development expenses declined by 12 percent from fiscal 1996 to 1997 as a result of a consolidation of our operations that was implemented in early fiscal 1997. As part of the fiscal 1997 consolidation, we reduced our development efforts in a number of traditional networking product lines outside of our printer server, WAN adapter and communications server products.

   Selling and marketing. Selling and marketing expenses were $7.6 million, $7.6 million and $11.1 million for fiscal years 1998, 1997 and 1996, representing 13 percent, 12 percent and 22 percent of net revenues, respectively. Selling and marketing expenses were comparable from fiscal 1997 to 1998. Selling and marketing expenses declined by 31 percent from fiscal 1996 to 1997 as a result of a consolidation of our operations that was implemented in early fiscal 1997. As part of this fiscal 1997 consolidation, we reduced our sales and marketing efforts in a number of traditional networking product lines outside of our printer server, WAN adapter and communications server products.

   General and administrative. General and administrative expenses were $4.4 million, $4.6 million and $4.9 million for fiscal years 1998, 1997 and 1996, representing seven percent, seven percent and 10 percent of net revenues, respectively. General and administrative expenses declined by five percent from fiscal 1997 to 1998 as a result of ongoing streamlining of our general and administrative activities. General and administrative expenses declined by six percent from fiscal 1996 to 1997 as a result of a consolidation of our operations implemented in early fiscal 1997 in which we reduced our general and administrative staffing.

   Consolidation charges. Consolidation charges were $7.2 million and $1.3 million in fiscal 1998 and 1997, respectively. We had no consolidation charges in fiscal 1996. Fiscal 1998 consolidation charges resulted from our decision to outsource manufacturing including the closing of our Puerto Rico manufacturing subsidiary and selected sales offices. As of December 27, 1998, this consolidation plan was substantially complete. The consolidation of our operations implemented in the first quarter of fiscal 1997 involved the initial streamlining of our traditional networking product sector, including products such as remote access servers and network software.

   Nonoperating income. Our nonoperating income was $113,000, $71,000 and $483,000 in fiscal years 1998, 1997 and 1996, respectively. Normal fluctuations in nonoperating income are primarily due to changes in interest income and expenses as a result of varying cash balances. Nonoperating income in fiscal 1997 included nonrecurring interest income of $238,000 associated with prior years' tax returns, and nonoperating income in fiscal 1996 included a nonrecurring gain of $312,000 as a result of the sale of a building at our former production facility in Puerto Rico.

   Income taxes. We recorded tax benefits of $88,000, $506,000 and $1.1 million in fiscal years 1998, 1997 and 1996, respectively. Under a tax sharing agreement with our former subsidiary, QLogic, we recorded tax recoveries of $188,000, $612,000 and $750,000 in fiscal years 1998, 1997 and 1996, respectively. The benefit from the fiscal 1998 loss was offset by an increase to the valuation allowance. We had $36.0 million and $4.3 million of net operating loss carryforwards for federal and state income tax purposes, respectively, as of June 28, 1998, which are available to offset future federal and state taxable income through fiscal 2013 and 2003, respectively. Additionally, we had $2.4 million of business credit carryforwards, available through fiscal 2013, and $1.2 million of alternative minimum tax credit carryforwards, available over an indefinite period, to further reduce future federal income taxes. We also had $1.6 million of research and experimentation credit carryforwards as of June 28, 1998 for state purposes available through fiscal 2013. We expect that our effective tax rate in future periods will be higher than historically reported at such time as we have utilized our net operating loss and tax credit carryforwards and/or reduced our deferred tax valuation allowance.

Quarterly results of operations

   The following table sets forth certain unaudited consolidated quarterly statements of operations data for each of the seven quarters in the period ended March 28, 1999 as well as such data expressed as a percentage of our total net revenues for the periods indicated. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this information in accordance with generally accepted accounting principles. Such quarterly results are not necessarily indicative of future results of operations and should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                                                      Quarter Ended
                          ----------------------------------------------------------------------------
                          Sept. 28,  Dec. 28,   March 29,   June 28,   Sept. 27,  Dec. 27,   March 28,
                            1997       1997       1998        1998       1998       1998       1999
                          ---------  ---------  ---------   ---------  ---------  ---------  ---------
Net revenues:
 Fibre channel..........  $   5,175  $   4,896  $  4,378    $   4,495  $   5,432  $   7,878  $  11,336
 Traditional networking
  and other.............      9,832     10,597    10,641        9,471      8,619      7,868      6,899
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
  Total net revenues....     15,007     15,493    15,019       13,966     14,051     15,746     18,235
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
Cost of sales...........      8,880      8,663     8,949        8,421      8,343      9,603     10,826
Cost of sales--inventory
 charges related to
 consolidation..........         --         --     5,314           --        626        678         --
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
  Total cost of sales...      8,880      8,663    14,263        8,421      8,969     10,281     10,826
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
Gross profit............      6,127      6,830       756        5,545      5,082      5,465      7,409
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
Operating expenses:
 Engineering and
  development...........      2,393      2,803     2,918        2,957      2,640      2,616      3,059
 Selling and marketing..      1,970      1,940     1,858        1,821      1,627      1,812      1,695
 General and
  administrative........      1,101      1,116     1,135        1,054        984        947      1,167
 Consolidation charges,
  net...................         --         --     7,578         (347)      (626)      (361)        --
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
  Total operating
   expenses.............      5,464      5,859    13,489        5,485      4,625      5,014      5,921
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
Operating income
 (loss).................        663        971   (12,733)          60        457        451      1,488
Nonoperating income
 (loss).................         14         51       (11)          59         12         38         17
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
Income (loss) before
 income taxes...........        677      1,022   (12,744)         119        469        489      1,505
Income tax provision
 (benefit)..............         68        (86)       11          (81)        47         49        150
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
Net income (loss).......  $     609  $   1,108  $(12,755)   $     200  $     422  $     440  $   1,355
                          =========  =========  ========    =========  =========  =========  =========
                                                      Quarter Ended
                          ----------------------------------------------------------------------------
                          Sept. 28,  Dec. 28,   March 29,   June 28,   Sept. 27,  Dec. 27,   March 28,
                            1997       1997       1998        1998       1998       1998       1999
                          ---------  ---------  ---------   ---------  ---------  ---------  ---------
Net revenues:
 Fibre channel..........       34.5%      31.6%     29.1%        32.2%      38.7%      50.0%      62.2%
 Traditional networking
  and other.............       65.5       68.4      70.9         67.8       61.3       50.0       37.8
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
  Total net revenues....      100.0      100.0     100.0        100.0      100.0      100.0      100.0
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
Cost of sales...........       59.2       55.9      59.6         60.3       59.4       61.0       59.4
Cost of sales--inventory
 charges related to
 consolidation..........         --         --      35.4           --        4.4        4.3         --
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
  Total cost of sales...       59.2       55.9      95.0         60.3       63.8       65.3       59.4
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
Gross profit............       40.8       44.1       5.0         39.7       36.2       34.7       40.6
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
Operating expenses:
 Engineering and
  development...........       16.0       18.1      19.4         21.2       18.8       16.6       16.8
 Selling and marketing..       13.1       12.5      12.4         13.1       11.6       11.5        9.3
 General and
  administrative........        7.3        7.2       7.6          7.5        7.0        6.0        6.3
 Consolidation charges,
  net...................         --         --      50.4         (2.5)      (4.4)      (2.3)        --
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
  Total operating
   expenses.............       36.4       37.8      89.8         39.3       33.0       31.8       32.4
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
Operating income
 (loss).................        4.4        6.3     (84.8)         0.4        3.2        2.9        8.2
Nonoperating income
 (loss) ................        0.1        0.3      (0.1)         0.4        0.1        0.2        0.1
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
Income (loss) before
 income taxes...........        4.5        6.6     (84.9)         0.8        3.3        3.1        8.3
Income tax provision
 (benefit)..............        0.4       (0.6)       --         (0.6)       0.3        0.3        0.9
                          ---------  ---------  --------    ---------  ---------  ---------  ---------
Net income (loss).......        4.1%       7.2%    (84.9)%        1.4%       3.0%       2.8%       7.4%
                          =========  =========  ========    =========  =========  =========  =========

   Our operating results have in the past and may in the future fluctuate on a quarterly and annual basis as a result of various factors. These factors include, among others:

  . The size, timing and terms of customer orders;

  . The relatively long sales and deployment cycles for our products, particularly those sold through our OEM sales channels;

  . Changes in our operating expenses;

  . Our ability to develop and market new products;

  . The ability of our contract manufacturer to produce and distribute our products in a timely fashion;

  . The market acceptance of our new fibre channel products;

  . The timing of the introduction or enhancement of products by us, our OEM customers and our competitors;

  . The level of product and price competition;

  . Our ability to expand our relationships with OEMs and distributors;

  . Activities of and acquisitions by our competitors;

  . Changes in technology, industry standards or consumer preferences;

  . Changes in the mix of products sold, as our fibre channel products typically have higher margins than our traditional networking products;

  . Changes in the mix of sales channels;

  . The level of international sales;

  . Seasonality;

  . Personnel changes;

  . Changes in customer budgeting cycles;

  . Foreign currency exchange rates; and

  . General economic conditions.

   Quarterly fibre channel net revenues fluctuated during fiscal 1998 as a result of changing order patterns from one major OEM customer. Aside from this customer, quarterly fibre channel revenues have steadily increased over the past eight quarters as a result of new product introductions, a broadening number of OEM customers that launched fibre channel-based systems solutions and increased end-user demand for fibre channel solutions. Quarterly net sales of traditional networking products, which we consider to be mature, declined more quickly after the manufacturing transition implemented in the quarter ended March 29, 1998, when we decided to exit several low volume product lines in this sector which could not be economically transitioned to a contract manufacturer. Fluctuations in gross margin, aside from the $1.9 million of incremental excess and obsolete inventory costs and the $3.4 million for reductions in inventory related to the streamlining of our product offerings incurred in the quarter ended March 29, 1998, and the $626,000 and $678,000 for reductions in inventory related to the streamlining of our product offerings incurred in the quarters ended September 27, 1998 and December 27, 1998, have primarily resulted from declining average selling prices in our traditional networking products, which have periodically been offset by a shift in our revenue mix towards higher margin fibre channel products. Quarterly operating expenses, which generally increased prior to our manufacturing transition implemented in the quarter ended March 29, 1998, subsequently declined as we streamlined our traditional networking operations, and then increased in absolute dollars again in the quarters ended December 27, 1998 and March 28, 1999 as we increased fibre channel marketing and engineering and development expenditures. The fluctuation in engineering and development expenditures from one quarter to the next has resulted from periodic expenses associated with the introduction of new generation fibre channel components and products. Consolidation charges resulting from the decision to outsource our manufacturing operations were recognized in the quarter ended March 29, 1998. Amounts recorded as consolidation charges in the quarters ended June 28, 1998, September 27, 1998 and December 27, 1998 resulted from revisions of certain estimates included in the original charge and the gain on the sale of our facility in Puerto Rico.

Liquidity and capital resources

   We had $5.0 million in cash and cash equivalents as of March 28, 1999. Our operations provided cash of $1.5 million during the nine months ended March 28, 1999 compared to $2.8 million during the nine months ended March 29, 1998. Included in the $1.5 million of cash and cash equivalents provided by operating activities during the nine months ended March 28, 1999 was $2.9 million of cash and cash equivalents used in relation to the consolidation charges discussed previously. Investing activities, which were limited to the acquisition and disposition of property, plant and equipment and the acquisition of intangibles, provided $1.6 million of cash and cash equivalents during the nine months ended March 28, 1999 compared to using $1.4 million during the nine months ended March 29, 1998, as we received net proceeds of $3.0 million when we completed the sale of our property, plant and equipment in Puerto Rico. Net financing activities, which were limited to payments under capital lease obligations and proceeds from the exercise of employee stock options, provided $97,000 and $60,000 of cash and cash equivalents during the nine months ended March 28, 1999 and March 29, 1998, respectively. As of March 28, 1999, we had a remaining consolidation accrual of $246,000 primarily for severance and related items which we anticipate will be paid over the next six months.

   Cash and cash equivalents were $1.8 million, $484,000 and $1.6 million as of June 28, 1998, June 29, 1997 and June 30, 1996, respectively. Cash provided by operations was $3.1 million and $532,000 in fiscal 1998 and 1997, respectively. Cash used in operations was $7.8 million in fiscal 1996. Investing activities, which were limited to the acquisition and disposition of property, plant and equipment and the acquisition of intangibles, used $1.9 million, $2.1 million and $1.2 million in fiscal 1998, 1997 and 1996, respectively. Net financing activities, which were limited to payments under capital lease obligations and proceeds from the exercise of employee stock options, provided $47,000, $416,000 and $397,000 in fiscal 1998, 1997 and 1996, respectively.

   In addition to our cash balances, we have a secured line of credit of up to $10 million with Silicon Valley Bank which is available through September 1999, unless extended by the parties. The agreement allows the Company to borrow at the bank's prime rate (7.75% at March 28, 1999) plus one-half percent. We last utilized the line of credit in the quarter ended September 28, 1997. The line of credit requires us to satisfy certain financial and other covenants and conditions, including prescribed levels of tangible net worth, profitability and liquidity. In the event we fail to comply with any financial or other covenant in our loan agreement, the line of credit could become unavailable to us. In addition, to the extent that borrowings have been made under the line of credit, a failure to continue to satisfy such covenants would constitute an event of default, giving rise to the various remedies available to a secured lender. As of March 28, 1999, we were in compliance with or had received waivers for all covenants of the line of credit. We believe that the proceeds of this offering and our existing cash balances, facilities and equipment leases, anticipated cash flows from operating activities and available borrowings under our line of credit will be sufficient to support our working capital needs and capital expenditure requirements for the next twelve months.

New accounting standards

   In June 1997, the Financial Accounting Standards Board, or FASB, issued Statement 131, "Disclosure about Segments of an Enterprise and Related Information." This statement establishes standards for the way public companies disclose information about operating segments, products and services, geographic areas and major customers. The new statement is effective for fiscal years beginning after December 15, 1997. We believe the impact of adopting this new standard on the consolidated financial statements will not be material.

   In June 1998, the FASB issued Statement 133, "Accounting for Derivative Instruments and Hedging Activities." The new statement established accounting and reporting standards for derivative instruments and for hedging activities and is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We do not expect the adoption of Statement 133 to have a material impact on our results of operations.

Year 2000

   We have considered the impact of Year 2000 issues on our products, computer systems and applications. We believe that all of our current products are Year 2000 compliant; however, some products previously sold by us may not be Year 2000 compliant. We believe we are prepared to update these older products as required under warranty for all Year 2000 issues that we have been able to identify. Furthermore, we believe the related financial exposure for any required updates to these older products is not material. Additionally, we have reviewed and tested our internal computer systems and applications. We believe we have identified all of the related Year 2000 compliance issues in this area. The majority of these issues have already been corrected. We anticipate the remaining remediation related to our computer systems and applications will be completed by the end of June 1999. These reviews, tests and corrections have not resulted in substantial expenditures to date. Furthermore, we do not anticipate any material expenditures in the future related to these issues. We are in the process of completing a survey of our suppliers, contract manufacturer and financial institutions to evaluate their Year 2000 compliance plans and state of readiness and to determine whether any Year 2000 issues will impede the ability of such suppliers to continue to provide goods and services to us. We are currently conducting a survey of our customers. As we have not yet completed our full Year 2000 assessment, we have not developed a contingency plan. We anticipate that our full Year 2000 review, necessary remediation actions and contingency plan will be substantially complete by the end of June 1999. We believe that the most likely worst-case scenarios related to the Year 2000 issue that we may experience would be either an inability to obtain inventory components from suppliers or delays in receiving orders or payments from customers due to Year 2000 problems experienced by these third parties. These events, if experienced, could have a material adverse effect on our business, results of operations and financial condition.

                                    BUSINESS

Introduction

   Emulex is a leading designer, developer and supplier of a broad line of fibre channel host adapters, hubs, ASICs and software products that enhance access to and storage of electronic data and applications. Our products are based on internally developed ASIC technology, are deployable across a variety of heterogeneous network configurations and operating systems, and support increasing volumes of stored data. We believe that we are the only company that designs, develops and markets both fibre channel host adapters and hubs, two of the core components of a complete fibre channel solution. We believe our products offer our customers the unique combination of critical reliability, scalability, high performance and customization for mission-critical servers and storage systems. Our fibre channel development efforts began in 1992, we shipped our first fibre channel product in volume in 1996 and we believe today we are the leading independent manufacturer of fibre channel host adapters. Over the course of our history, we have also designed, developed and marketed traditional networking products such as printer servers and network access products. As an early entrant into the fibre channel market, we have leveraged our expertise to achieve over 90 design wins and secure significant customer relationships with over 20 key OEMs, including Compaq, Data General, EMC, Hitachi, IBM, Sequent and Siemens.

Industry background

   In recent years, the volume of stored electronic data in enterprises has expanded significantly, due largely to the growth of data intensive applications such as online transaction processing, data mining, data warehousing, multimedia and Internet applications. As a result, both the capacity and number of storage devices in the enterprise have increased. Furthermore, with the increased use of and reliance on mission-critical applications such as e-commerce and distributed enterprise software applications, the real-time availability of electronic data has become more important to the daily operations of enterprises. As a result, enterprises face heightened requirements for data storage solutions that enable improved access to and management of shared data, including solutions that offer increased connectivity capabilities, higher performance and greater reliability.

   Enterprises currently access, share and manage the rapidly expanding volume of data utilizing two major data communications technologies: local area network, or LAN , and input/output, or I/O. LAN technologies enable communications among servers and client computers, while I/O technologies enable communications between host computers and their attached high-speed peripherals. The emergence of LAN architectures in the mid-1980s brought multiple benefits to client-server data communications, including faster transmission speeds, shared access to multiple servers and greater connectivity capabilities in terms of number of connected devices as well as distance between devices. These benefits, and the applications that leverage LAN technologies, have driven the rapid adoption of LAN architectures in the corporate enterprise over the past decade. As a result, the data communications pathway between servers and client computers has become largely networked with LAN technologies.

   Although LAN architectures have proliferated in client-server applications, until recently I/O pathways between servers and attached peripherals, notably storage subsystems, have failed to evolve to networking architectures. Instead, traditional I/O architectures are server-centric, utilizing a point-to-multipoint architecture which requires that each storage subsystem in the corporate enterprise be attached to a single server through which all requested data must pass. With this traditional server-centric storage architecture, dedicated storage is attached to each server using I/O technologies such as SCSI. Remote storage systems are accessed through networked attached file servers. This model results in "islands of storage" behind each server, where data requests must traverse the LAN and pass through the file server associated with the specific storage device. This circuitous method of accessing data degrades network performance, increases latency, or delays, for network users, drains server processing power and is difficult to scale. With the dramatic increase in information storage and retrieval requirements, system performance has become increasingly constrained by server-centric architectures and the inability of traditional I/O technology to overcome communications bottlenecks.

  The emergence of fibre channel

   Fibre channel, an American National Standards Institute, or ANSI, standard communications technology, was introduced in 1994 to address traditional I/O limitations and has been widely endorsed by the majority of the leading server and storage systems manufacturers. Fibre channel offers the connectivity, distance and access benefits of networking architectures combined with the high performance and low latency needed for I/O applications. According to emf Associates, the market for fibre channel hubs and adapters is expected to expand from approximately $384 million in 1998 to $2.4 billion in 2003. When compared to traditional I/O technologies, such as SCSI, fibre channel benefits can be summarized as follows:

 Attribute                           Fibre Channel                         SCSI*
-----------------------------------------------------------------------------------------------
 Maximum bandwidth                   200 megabytes/sec                     80 megabytes/sec
-----------------------------------------------------------------------------------------------
 Topologies                          Point-to-point, loop and switched      Point-to-multipoint
                                     fabric
-----------------------------------------------------------------------------------------------
 Maximum number of                   126 per loop                           15
 connections                         16 million per switched fabric
-----------------------------------------------------------------------------------------------
 Connection distance                 10 kilometers                          12 meters
-----------------------------------------------------------------------------------------------
 Data transmission                   Full-duplex or half-duplex             Half-duplex
-----------------------------------------------------------------------------------------------
 Functionality                       Networking and I/O                     I/O
-----------------------------------------------------------------------------------------------
 Protocol support                    SCSI, Internet Protocol, others        SCSI

* As specified in the Ultra2SCSI specification, the highest performance SCSI implementation for which both host computer and peripheral storage solutions are commercially available.

   Fibre channel has additional features that are designed to address the emerging high-end connectivity, performance and reliability requirements of the corporate enterprise, including the following:

  . specifications that encompass multiple classes of service that offer different levels of guaranteed service;

  . technology that serves as a single interface for both networking and I/O applications;

  . technology that transports a variety of traditional I/O and LAN protocols, including SCSI and Internet Protocol, or IP, over the same backbone; and

  . the ability to support full-duplex (simultaneous bi-directional) communications, effectively doubling the available bandwidth.

   Fibre channel was designed from the outset to encompass small, medium and large connectivity and bandwidth requirements. To address these requirements, fibre channel can be implemented in various topologies:

                            Fibre Channel Topologies

    Point-To-Point             Arbitrated Loop             Switched Fabric

            [DIAGRAMS OF FIBRE CHANNEL TECHNOLOGIES APPEARS HERE]

 . Single dedicated     . Interconnects up to      . Greatest interconnection
  connection between     126 nodes, with no         capability (up to 16
  two devices            switch needed              million devices) and largest
                                                    total bandwidth of all fibre
 . Highest bandwidth    . Bandwidth is shared        channel topologies
  efficiency             and latency grows as
                         network grows            . Each device is connected
 . Most constrained                                  point-to-point to switch,
  fibre channel        . Typically used with        with non-blocking path to
  connectivity           hubs to improve connect-   all devices on the switch
                         ivity, scalability and
                         reliability


  Enabling of new fibre channel-based architectures

   In addition to offering new levels of performance and flexibility to traditional I/O applications, fibre channel's advanced capabilities enable new architectures such as storage area networks, or SANs, and clustering, both of which rely upon fibre channel's unique ability to connect multiple host computers to multiple storage subsystems. The SAN-based architecture applies LAN-type intelligence and management to data storage applications, allowing data to move efficiently and reliably between multiple storage devices and servers.

         [DIAGRAM OF FIBRE CHANNEL-BASED ARCHITECTURES APPEARS HERE]

   In this new SAN model, where the SAN exists as a complementary network to the LAN, I/O-intensive traffic is offloaded from the LAN, enabling a more fail-safe I/O channel and eliminating the bottlenecks that degrade performance. Furthermore, like nodes on a LAN, attached storage peripherals in a SAN can be managed and diagnosed to detect errors, and traffic can be rerouted accordingly in the event of a failure. A SAN essentially transforms dedicated servers and storage devices into network resources, greatly improving the performance and scalability of enterprise storage. By providing shared server access, the cost of expensive enterprise storage can be amortized across entire organizations. SANs are increasingly being deployed to support a wide range of traditional enterprise computing applications. In addition, SANs are being deployed as solutions in niche applications, such as disaster recovery and remote data back-up.

   Clustering is also expanding as a connectivity implementation, building on the benefits of fibre channel technology. A cluster consists of multiple interconnected servers that work together as a single entity to cooperatively provide applications, systems resources and data. Clustering enables load distribution between servers and enhances availability and reliability by providing multiple I/O paths between servers and storage subsystems. Unlike LAN technologies, a fibre channel clustering architecture offers a single interface to interconnect both processors and storage devices with reduced latency which is important to maximizing performance in clustering applications.

  Fibre channel customer requirements

   The majority of fibre channel solutions installed today are delivered to end users via integrated systems solutions offered by computer and storage systems OEMs. As fibre channel gains market acceptance and competition intensifies, OEMs are increasingly demanding fibre channel products that are optimized to meet a variety of requirements, including reliability, scalability, performance and customization.

  . Demand for Reliability. With the increase in mission-critical electronic data, high reliability and availability of data is critical. OEMs seek rigorously tested fibre channel solutions that have a proven track record of successful field implementations. In order to achieve higher reliability as networks expand, fibre channel solutions must also incorporate network management capabilities that efficiently monitor system reliability.

  . Demand for Scalability. A single solution that supports the widest array of fibre channel features and functionality provides OEMs with less complex development, integration and installation burdens. Furthermore, fibre channel solutions that are flexible enough to seamlessly scale to solve future higher-end requirements as well as current needs provide a more cost-effective solution for end users.

  . Demand for Performance. OEMs and end users also require fibre channel solutions that offer the maximum available performance characteristics. However, individual fibre channel solutions often vary significantly in performance depending upon the particular implementation of the specification. Parameters such as I/O transfers per second and megabytes per second, or MB/sec, of throughput have become standard measurements of performance for fibre channel products.

  . Demand for Customization. Computer and storage systems OEMs require the ability to customize fibre channel products in order to offer differentiated system solutions. Customization enables an OEM to optimize its system solution and achieve significant performance enhancements over generic solutions. Because the customization process can require a year or more of OEM development, OEMs increasingly prefer fibre channel products that permit the OEM to transparently migrate customized software to successive generations of fibre channel products.

   Computer and storage systems OEMs have qualified and selected fibre channel products based on the products' ability to satisfy end-user requirements above and beyond basic conformity with the fibre channel standard.

Our fibre channel solution

   We are a leading designer, developer and supplier of a broad line of fibre channel host adapters, hubs, ASICs and software products that enhance access to and storage of electronic data and applications. We believe that we are the only company that designs, develops and markets both host adapters and hubs, two of the core components of a complete fibre channel solution.

                  [DIAGRAM OF EMULEX PRODUCTS APPEARS HERE]



   Key benefits of our products include the following:

   Critical reliability. Since we began fibre channel development work in 1992, we have designed our fibre channel products with features that enhance system reliability in mission-critical applications. Through the design, qualification and production shipments that have taken place in this time frame, our hardware and software solutions have proven to be commercially robust. Through years of field deployment, we have formed strong relationships with key OEM customers and have integrated customer feedback to improve both the performance and reliability of our fibre channel products. Furthermore, our digital fibre channel hub offers unique re-timing functionality that is specifically designed to improve the reliability and manageability of arbitrated loop networks.

   Scalability. We believe our products provide the most complete implementation of the fibre channel standard in the industry that is scalable to support additional devices and architectures as well as allow migration to future generations of fibre channel products. Our fibre channel adapters work with all fibre channel topologies (point-to-point, arbitrated loop and switched fabric) and support multiple classes of service to enable customers to choose different topologies and maximize different priorities such as cost, latency or bandwidth.

Our products also support concurrent transmission of multiple protocols, including SCSI and IP, and a broad range of operating systems including UNIX, NT and NetWare. Our products support the widest array of cabling options, including copper and longwave optical fibre, which enables the maximum connection distance available with fibre channel technologies today. This connectivity feature is important for high availability configurations where a mirrored or remote backup site can provide an alternative if the primary site fails. As a result of this flexible set of features, one device can be scaled to connect heterogeneous systems, and existing systems can be leveraged as new technologies are added.

   High performance. Leveraging our expertise and experience in networking and I/O technology, we have approached the storage problem with a networking perspective to maximize the performance of our fibre channel solutions. We believe our products offer the highest performance results in the industry, sustaining speeds in excess of 150 MB/sec and 31,000 I/O transactions per second from a single host bus adapter. Furthermore, our products support high-performance connectivity features such as full-duplex data transfers which effectively double the available bandwidth of a fibre channel network.

   Customization. Our fibre channel adapters include our proprietary Service Level Interface, or SLI, which provides a common software interface from one generation of our adapters to the next, preserving OEM investments in fibre channel solutions. The SLI enables each OEM to write customized software and drivers to enhance system performance and provide differentiated functionality to end-user customers.

Our strategy

   Our objective is to be a leading supplier of high-availability, high-performance fibre channel solutions. We believe that we have established a leadership position in the fibre channel host adapter market, and we intend to leverage this position to address additional opportunities in the fibre channel market. Key elements of our strategy include the following:

   Focus on the fibre channel market. We plan to expand our fibre channel market presence by focusing most of our resources on developing, marketing and supplying superior fibre channel solutions. We have historically been a developer of printer server and network access products. More recently, we have concentrated on the fibre channel market, and we have become the leading independent supplier of fibre channel host adapters. Leveraging more than seven years of experience developing fibre channel technology and products, we have been one of the pioneers in the development of standards for fibre channel and created the most extensive implementation of fibre channel standards. In addition, our OEMs have established a large end-user installed base.

   Extend technology leadership to provide superior fibre channel solutions. We intend to leverage our technology leadership in the high-end enterprise fibre channel market to continue to offer the highest performance fibre channel solutions. We were one of the first companies to focus on fibre channel, and we intend to leverage our knowledge base, customer relationships and years of experience to continue to anticipate industry trends, gain early access to next generation technology and accelerate product development and market acceptance of new fibre channel products.

   Address evolving fibre channel market. We intend to extend our technology leadership to provide cost-effective, reliable solutions for the broader fibre channel market. Given the current early stage of development of the fibre channel market, our fibre channel strategy has historically been focused on meeting the requirements of high-end enterprise applications for computer and storage systems OEMs. Given the limitations of existing technologies such as SCSI, we believe lower performance applications presently served by traditional technologies will migrate to fibre channel technology over time. Leveraging our ASIC and software expertise in fibre channel development as well as our seven years of development history, we plan to offer reliable, high performance fibre channel solutions for a widening fibre channel market.

   Expand strategic alliances. We intend to further develop our strategic alliances. We have established strategic relationships with several companies in the fibre channel industry, including Brocade, EMC, Legato and McDATA, to enhance multi-vendor interoperability. We believe these strategic relationships, as well as relationships we plan to build in the future, will facilitate the integration of our products with our partners' technologies, thereby accelerating time-to-market and penetration of our products. We intend to continue working closely with vendors of other systems components to ensure that the end user can purchase an integrated system.

   Strengthen relationships with leading OEMs. We intend to sell more broadly within existing OEMs as well as develop new OEM relationships. We believe we facilitate and speed an OEM's deployment of fibre channel solutions because we enable product differentiation with customized features, offer superior engineering and customer support and design our own ASICs. At the market's early stage of development, the majority of fibre channel deployments are taking place through OEM suppliers of computer and storage systems, and we believe the OEM sector will remain an important driver to the growth and stability of the fibre channel market. We plan to dedicate the resources necessary to develop new, and strengthen existing, relationships with leading OEMs of server and storage equipment.

   Expand distribution channels. As the market for fibre channel products emerges, we intend to augment our OEM channel with other distribution channels, including value-added resellers, or VARs. As the fibre channel market continues to expand, and VARs begin to deploy fibre channel-based systems, we believe that alternative distribution channels for fibre channel products are likely to develop. At that time, we intend to further develop our systems integrator and distributor relationships, leveraging our historical printer server and network access experience in these distribution channels. Our plan is to supply VARs, as well as smaller OEM customers, through select technical distributors, and eventually, through two-tier distribution channels as fibre channel becomes a more widely deployed and standardized solution. We also plan to expand our base of international VARs and OEMs, particularly in Europe and Japan.

Our products

   We are a leading supplier of high-performance fibre channel products, as well as a supplier of traditional networking products that include printer servers and network access products.

  Fibre channel products

   Our LightPulse host adapters and hubs constitute key components for comprehensive fibre channel SANs that typically include host adapters, hubs, ASICs, firmware, software and switches. We believe that our ability to offer a combination of hubs and host adapters provides a compatible single-vendor solution and eases customers' interoperability concerns. We time our fibre channel introductions to address the growing demands of enterprise customers as well as the evolving speed and capacity capabilities of complementary products. As the adoption of fibre channel has expanded, the rate of our product introductions has accelerated.

   Adapters. Fibre channel host adapters connect host computers to a fibre channel network. Our fibre channel host adapter line, which has evolved from the LP6000 to the LP8000 in the high end, also encompasses lower-priced adapters such as the LP3000 and LP850. Our high-end host adapters target enterprise systems, while our lower-priced entry and open systems host adapters offer highly featured solutions for standard operating environments. All of our adapter products share the same core ASIC architecture, software and firmware.

                               Our Host Adapters


                                                                   Maximum
                                                 Full-            Distance  Throughput  I/Os
             Host    Production        Fabric   Duplex    Multi-   Without    (half-    per
           Adapter     Launch    PCI   Support Transfers Protocol Repeaters   duplex)  Second

           LP8000       1/99    64-bit   Yes      Yes      Yes      10 km    98MB/sec  31,000
           ----------------------------------------------------------------------------------
High-      LP7000E      6/98    32-bit   Yes      Yes      Yes      10 km    90MB/sec  25,000
End        ----------------------------------------------------------------------------------
           LP7000       3/98    32-bit   Yes      Yes      Yes      10 km    70MB/sec  22,000
           ----------------------------------------------------------------------------------
           LP6000       6/96    32-bit   Yes      Yes      Yes      500 m    50MB/sec   9,000
---------------------------------------------------------------------------------------------
           LP850
           (Open
Entry/     Systems)     2/99    64-bit   Yes      Yes      Yes      500 m    98MB/sec  31,000
Open       ----------------------------------------------------------------------------------
Systems    LP3000
           (Entry
           Systems)     3/98    32-bit   No       Yes       No      500 m    90MB/sec  22,000


   Our high-end adapters have always been designed to support a broad implementation of the fibre channel specification, encompassing multiple classes of service and all topologies, including full fabric support. In addition, our enterprise applications strategy has led us to offer a variety of other features in our high-end adapters, including simultaneous transmission of multiple protocols, full-duplex capability and data integrity features. Our high-end host adapters also provide the widest range of physical interface options available, including copper, short-wave optical and long-wave optical, to enable connectivity distances up to 10 kilometers. A broad range of operating systems, including Windows NT, UNIX and NetWare, are supported as well. Our SLI enables our OEM customers to develop highly differentiated products, while maintaining complete software compatibility across product generations, allowing customers to leverage software investments.

   To support I/O applications presently served by traditional techniques such as SCSI, our product line also includes adapters that support only arbitrated loop environments as well as adapters designed to address a standard open systems environment based on Windows NT or NetWare. These entry level/open systems host adapters include the LP3000 and our most recently introduced adapter, the LP850. Based on the same hardware architecture as our high-end adapters, the LP850 provides the same throughput and I/Os per second and many of the same features as the LP8000 but is a cost-optimized, standard product for the open server market. We offer the LP850 with fully certified drivers for Windows NT and Novell, as well as BIOS and configuration utilities. The LP3000 host adapter, directly targeted at today's SCSI market, provides arbitrated loop connectivity for storage applications at SCSI prices for Windows NT and NetWare environments.

   Hubs. Hubs provide centralized wiring connection, improved network reliability and a monitoring point in fibre channel arbitrated loop environments. Our hub strategy focuses on leveraging our adapter expertise and understanding of fibre channel signaling to improve the reliability and manageability of the loop as a whole. In 1996, we became the first company to provide fibre channel hubs to the market when we introduced our LightPulse hub product line. In December 1998, we introduced a new line of innovative digital fibre channel hubs that complements our earlier line of analog fibre channel hubs. Our LH5000 digital retiming fibre channel hub provides significant enhancements in arbitrated loop management. While analog hubs passively amplify signals, digital hubs capture and regenerate signals, thereby increasing loop reliability. Our LH5000 hub can collect diagnostic information and provide fault and performance analysis. Using the LH5000, signal jitter and invalid transmissions are eliminated, thereby enhancing loop integrity, stability and scalability.

                            Our Arbitrated Loop Hubs

          Date of
          Production Target                       Number   Physical
  Hub     Launch     Market      Ports Technology of Loops Interface      Management
------------------------------------------------------------------------------------
  LH5000     2/99    High-        10    Digital    1 or 2  Copper/optical     Yes
                     performance
                     SAN
------------------------------------------------------------------------------------
  LH1005     3/97    Workgroup     5    Analog     1       Copper             No
------------------------------------------------------------------------------------
  LH2000     1/96    Workgroup    10    Analog     1       Copper/optical     No

  Traditional networking products

   Our traditional networking products include printer servers and network access products. We supply both external and embedded printer servers, which provide LAN connectivity for printers. Our embedded printer servers, which provide ethernet, fast ethernet and token ring connectivity, have been sold to over 20 OEM printer suppliers, including Canon, IBM, Minolta, Ricoh and Xerox. We have been providing network printer servers since 1989, and our printer server solution supports five network protocols and over 38 operating systems. The external printer server product line includes the NETJet, NETQue Pocket, NETQue, NETQue Token Ring and NETQue Pro 2.

   Our network access products comprise a variety of product families that provide connectivity between computing resources across both LANs and wide area networks, or WANs. These networking products contain a set of core technologies that includes drivers supporting a broad array of operating systems and network interface technologies that span many LAN and WAN specifications. Our WAN adapter products provide wide area networking connectivity for PC-based systems. Our communications servers provide connectivity for terminals and PCs across a LAN. Our networking software products link PCs on Novell NetWare LANS and DEC VAX/Alpha systems to provide a seamless integration of the systems in which resources and information can be shared. As we continue to focus on meeting the demands of the growing fibre channel market, we expect that we will continue to reduce product offerings and resources dedicated to these non-fibre channel businesses.

Our fibre channel technology

   We believe that we have a fundamental competitive advantage as a result of our extensive knowledge of the fibre channel standard, I/O and networking capabilities, our ASIC expertise and multiprotocol skill sets. In addition, the possession of state-of-the-art design tools, the knowledge of key design methodologies and the ability to conduct robust data signal analyses of board-level products are essential competitive differentiators for us. The following is a summary of our differentiated technology position:

   Leadership in setting standards. We have been developing fibre channel technology since 1992. We are a member of ANSI and were active in defining the original ANSI fibre channel standards. We played an instrumental role in the development of the arbitrated loop standard and continue to provide major contributions to many of the ANSI fibre channel standards that have been developed to date.

   Combination of I/O and networking capabilities. The basis for our entry into the fibre channel market was our vision toward serving both the storage and networking needs of the enterprise customer with a common transport architecture. Our fibre channel development efforts leverage our background in end-user storage products for the DEC market, as well as our broad knowledge of LAN and WAN protocol standards currently implemented in our traditional networking products. In particular, our expertise with a broad range of LAN technologies, such as ethernet, simple network management protocol, or SNMP, and UNIX, provides us with additional leverage in our fibre channel efforts.

   ASIC, firmware and software technical expertise. All of our fibre channel products, including both hubs and host adapters, rely upon our internally-developed ASICs, as well as firmware and software technologies. Our host adapter ASIC architecture supports industry standard reduced instruction set computer, or RISC, processors, on-board direct memory access, or DMA, buffers, and context cache. Our external RISC-based architecture provides our OEM customers with several distinct capabilities. First, product performance is scalable, enabling new generations of products to utilize advances in RISC central processing unit, or CPU, and memory technologies to further improve performance. Second, this architecture allows us to implement significant portions of the fibre channel protocol in firmware, enabling time-to-market leadership as the standards evolve or new standards are defined. Also, our firmware implementation enables us to react quickly to customer requests for new features, allowing a high degree of feature flexibility and product differentiation. Furthermore, by maintaining control of these technologies, we can provide our customers with performance leadership, innovative features and faster time-to-market. The size of our DMA buffers allows our adapters to sustain high throughput in demanding enterprise environments, including systems that require guaranteed delivery and those that extend over long distances. Also, our context cache stores transaction information in hardware, enabling the adapter to quickly process commands from numerous sources. This capability significantly reduces latency and command processing time, allowing our host adapters to maintain a high level of throughput.

   Multiple protocol support. We can concurrently support up to four different protocol standards which enables us to meet the demands of growing enterprise systems that are comprised of heterogeneous networking environments. These protocols include: SCSI, IP, fibre connection channel and other customer-defined interface protocols. The support of multiple protocols is critical as the enterprise market begins to embrace the SAN model and as enterprises interconnect across diverse systems.

Customers

   Our customers include leading computer and storage systems OEMs and resellers. The following is a list of our top fibre channel customers:

    OEMs                                             Resellers
    ----                                             ---------
    Compaq          McDATA                           Avnet
    Comparex        MTI/Micro Technology             Bell Microproducts
    Data General    Sequent
    EMC             Siemens
    Groupe Bull     Tokyo Electron Ltd. (to Hitachi)
    IBM             Transoft
    LSI Logic       Unisys


   Our top printer server OEM customers are IBM, Xerox and Ricoh, and our top network access product OEM customers are Compaq and Reuters. In fiscal year 1998, our top 10 OEM customers (across all products lines) represented 57 percent of our total revenues, while our top 10 distribution channel customers (across all product lines) represented 24 percent of our total revenues.

Selling and marketing

   We sell our products worldwide to OEMs and end users and through other distribution channels including VARs, systems integrators, industrial distributors and resellers. Early development of the fibre channel market has been dominated by OEMs, and our focus is to use fibre channel sales specialists to expand opportunities with our existing OEMs, as well as to develop new OEM relationships. As the fibre channel market continues to develop, we intend to expand our worldwide distribution channels through technical distributors, such as VARs and systems integrators. As fibre channel becomes more widely deployed and standardized in the future, we intend to leverage our two-tier distribution strategy of industrial distributors and resellers used for our traditional networking products to complement our core OEM relationships.

   Our marketing efforts are focused on increasing awareness of our fibre channel solutions as well as the benefits of fibre channel technology in general. Key components of our marketing activities include the following:

   . Developing strategic alliances with companies such as Brocade, EMC, Legato and McDATA to enhance interoperability of products;

   . Being active in industry associations that promote fibre channel and provide industry-wide visibility, including the Fibre Channel Association, the Fibre Channel Loop Community and the Systems Networking Industry Association;

   . Using trade shows and industry conferences to display and demonstrate products, meet with key customers and position ourselves as an industry leader; and

   . Providing our distributors with regular newsletters, product literature, co-op funding for promotional programs and product training.

Manufacturing

   In 1998, we implemented a strategy to outsource the manufacturing of all of our products to K*TEC Electronics. Our products consist primarily of electronic component parts assembled on internally designed printed circuit boards which are sold as board-level products. Most component parts can be purchased from two or more sources. However, some component parts can only be obtained from single sources. For example, Intel is currently our sole supplier for microprocessors used in our fibre channel products. IBM and Hewlett-Packard are currently our sole suppliers for components that enable our fibre channel products to connect to networks. Motorola is currently our sole supplier of memory devices incorporated into our fibre channel products. In addition, we design our own semiconductors which are embedded in our traditional networking and fibre channel products, and these are manufactured by third party semiconductor foundries such as LSI Logic, Chip Express and VLSI. In addition to hardware, we design software to provide functionality to our hardware products. We also license software from third party providers for use with our traditional networking products. Most of these providers are the sole source for this software. An inability or an unwillingness on the part of any of these suppliers to provide us, or our contract manufacturer, with the quality and quantity of products, parts or software that we need in a timely fashion could have a material impact on our ability to supply products in accordance with customer requirements. Both our software and the third party software are sold primarily as embedded programs within the hardware products but may be purchased separately as a software-only update for our products.

   The assembly operations required by our products are typical of the electronics industry, and no unusual methods, procedures or equipment are required. The sophisticated nature of the products, in most cases, requires extensive testing by specialized test devices operated by skilled personnel. This testing is provided by K*TEC Electronics. However, we also maintain an internal test engineering group for continuing support of test operations. At March 28, 1999, we had 17 permanent manufacturing employees at our facility in Costa Mesa.

Intellectual Property

   Our ability to compete depends in part upon our ability to protect our proprietary information through various means, including ownership of patents, copyrights, trademarks and trade secrets as well as through contractual provisions.

   We have eight patents issued and 18 patent applications pending in the U.S. We have a total of 20 patent applications pending abroad, in Europe and Asia. We also have six patent applications pending under the Patent Cooperation Treaty, with the intent of filing in individual countries at a later date. All of our issued patents were granted within the past three years. Six of our issued U.S. patents and all of our pending U.S. patent applications relate to our fibre channel technology.

   All of our software products are copyrighted with our company's banners and notices. We have been granted registration of 11 trademarks in the U.S. and have one additional application awaiting approval. We have also been granted 109 trademark registrations and have eight pending trademark registrations abroad. Lastly, we rely on trade secret law and contractual provisions to protect unique intellectual property we possess which we have determined unnecessary or uneconomical to patent or copyright, or which is not otherwise capable of more formal protection.

Competition

   The market for fibre channel technology is intensely competitive and is characterized by frequent new product introductions, changing customer preferences and evolving technology and industry standards.

   Our competition for fibre channel host adapter products consists primarily of QLogic and Hewlett-Packard. Our principal competitors in the fibre channel hub market are Gadzoox and Vixel. We also face the threat of potential competition from new entrants into the fibre channel market, including large technology companies who may develop or acquire differentiating technology and then apply their resources including established distribution channels and brand recognition to obtain significant market share.

   We believe that the principal bases of fibre channel product competition presently include reliability, scalability, connectivity performance and customization. We believe that other competitive factors include pricing and technical support. We believe that we compete favorably with respect to each of these factors. We also believe that we have a competitive strength in the alliances we have built with customers, particularly our close relationships with OEM customers. We believe that our experience with distribution channels will provide competitive benefits as the fibre channel market matures. Some of our other competitive advantages include our early entry into fibre channel technology, our workforce of highly experienced researchers and designers and our intellectual property.

   Our fibre channel products may also compete at the end-user level with other technology alternatives, such as SCSI, which are available from companies such as Adaptec, LSI Logic and QLogic as well as a number of smaller companies. In the future, other technologies may evolve to address the applications served by fibre channel today.

   The printer server and network access industries are also extremely competitive and price sensitive. Our primary competitors for printer server products are Hewlett-Packard, Lexmark and Intel. Our network access products compete with a number of companies, including Compaq and IBM.

Employees

   At March 28, 1999, we employed 138 employees, as follows: 69 in engineering and development, 28 in general and administrative, 24 in selling and marketing and 17 in manufacturing. None of our employees is represented by a labor union, and we believe our employee relations are good.

Facilities

   Our corporate offices and principal production development facilities are currently located in an approximately 55,000 square foot leased building in Costa Mesa, California. Our lease expires August 2001. We also lease seven domestic and two European sales offices.

                                   MANAGEMENT

Executive Officers and Directors

   Set forth below is a list of our current executive officers and directors as of May 13, 1999.

Name                     Age Position
----                     --- --------
Paul F. Folino..........  54 President, Chief Executive Officer and Director
Michael J. Rockenbach...  38 Vice President of Finance, Chief Financial Officer and Secretary
Teresa W. Blackledge....  44 Vice President of Marketing
Sadie A. Herrera........  50 Vice President of Human Resources
Ronald P. Quagliara.....  49 Vice President of Research and Development
Kirk D. Roller..........  36 Vice President of Worldwide Sales
Fred B. Cox(1)..........  64 Chairman of the Board of Directors
Michael P. Downey(2)....  51 Director
Robert H. Goon(2).......  58 Director
Don M. Lyle(1)..........  59 Director

--------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

   Paul F. Folino joined us in May 1993 to serve as our President and Chief Executive Officer and as a director. From January 1991 to May 1993, he was President and Chief Operating Officer of Thomas-Conrad Corporation, a manufacturer of local area networking products.

   Michael J. Rockenbach has served as our Vice President of Finance and Chief Financial Officer since December 1996. From 1991 to December 1996, he served in senior finance and accounting positions with us. From 1987 until joining us, he held a variety of financial positions at Western Digital Corporation, most recently as manager of financial planning of the microcomputer products division.

   Teresa W. Blackledge has served as our Vice President of Marketing since September 1994. She joined us in May 1991 and served as Marketing Manager and Senior Director prior to being promoted. From July 1982 to April 1991, she held a variety of marketing, planning and research positions with the Digital Communications Division of Rockwell International.

   Sadie A. Herrera has served as our Vice President of Human Resources since May 1995. She joined us in 1988 and served as Benefits Administrator and Senior Director of Human Resources prior to being promoted. Prior to joining us, she gained over 15 years of human resource management experience with the Remex Division of Ex-Cell-O/Textron Corporation and other companies.

   Ronald P. Quagliara joined us in April 1995 as Vice President of Research and Development. Prior to joining us, he spent five years with Ascom Timeplex, a manufacturer of router bridges and other networking equipment, most recently as Vice President and General Manager of their LAN Interworking Business Unit.

   Kirk D. Roller joined us in April 1998 as Vice President of Worldwide Sales. Prior to joining us, he spent three years with Compaq Computer Corporation's Network Product Division, most recently as Director and General Manager of their NIC Business Unit. Prior to that, he spent two years as Director of Sales and Marketing for our subsidiary, InterConnections, Inc.

   Fred B. Cox is one of our founders and has served as a director since our inception in 1979. Mr. Cox served as our Chief Executive Officer from our inception until he retired in October 1990. From November 1991 until November 1994, he served as President of Continuus Software Corporation, a developer and marketer of computer software products, and currently serves as a member of the board of directors of Continuus Software.

   Michael P. Downey has served as one of our directors since February 1994. From 1986 to 1997, he served as the senior financial executive of Nellcor Puritan Bennett and one of its predecessors, a manufacturer of medical instruments. From 1984 to 1986, he was Vice President of Finance with Shugart Corporation, a manufacturer of disk drives. He serves as chairman of the board of Artisoft, a networking software company, and as a director of Resound Corporation, a hearing health company.

   Robert H. Goon has served as one of our directors since our inception in 1979. He is an attorney who has been engaged in the practice of law for 33 years. For more than the last five years, he has been a partner in the law firm of Jeffer, Mangels, Butler & Marmaro LLP, our legal counsel.

   Don M. Lyle has served as one of our directors since February 1994. Since 1983 he has served as an independent consultant to various computer and venture capital companies and as a principal of Technology Management Company, a management consulting firm specializing in high technology companies. He also serves as a member of the board of directors of Axiohm Transaction Systems, a print head and specialty printing company, Systech Corporation, a data communications company, and Datawatch Corporation, an applications software company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth information regarding beneficial ownership of common stock as of May 10, 1999 by:

  . Each person who is known by us to own beneficially more than five percent of our common stock;

  . The selling stockholder;

  . Each of our directors;

  . Each of our executive officers; and

  . All directors and executive officers as a group.

   The numbers set forth in the following table assume no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of May 10, 1999 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Unless otherwise indicated, the address for each of the following stockholders is c/o Emulex Corporation, 3535 Harbor Boulevard, Costa Mesa, California 92626.

                                                          Number
                           Shares Beneficially Owned        of     Shares Beneficially Owned
                            Before the Offering(1)        Shares     After the Offering(1)
                          -------------------------------  Being  -------------------------------
Name of Beneficial Owner  Number      Percent of Class(2) Offered Number      Percent of Class(2)
------------------------  -------     ------------------- ------- -------     -------------------
Nonaffiliated five
 percent stockholders:
Driehaus Capital
 Management, Inc.(3)....  419,916             6.8%            --  419,916             5.1%
BankBoston
 Corporation(4).........  323,400             5.3             --  323,400             4.0

Selling stockholder:
Fred B. Cox and Harriet
 Frost Cox, as co-
 trustees of the Cox
 Living Trust dated May
 26, 1988...............  325,000             5.3         100,000 225,000             2.8

Directors and executive
 officers:
Fred B. Cox.............  345,000(5)          5.6         100,000 245,000(5)          3.0
Michael P. Downey.......   27,000(6)           *              --   27,000(6)           *
Paul F. Folino..........  202,448(7)          3.2             --  202,448(7)          2.4
Robert H. Goon..........   20,276(8)           *              --   20,276(8)           *
Don M. Lyle.............   22,500(6)           *              --   22,500(6)           *
Teresa W. Blackledge....   24,654(9)           *              --   24,654(9)           *
Sadie A. Herrera........   17,967(9)           *              --   17,967(9)           *
Ronald P. Quagliara.....   33,280(9)           *              --   33,280(9)           *
Michael J. Rockenbach...   32,590(10)          *              --   32,590(10)          *
Kirk D. Roller..........    6,250(9)           *              --    6,250(9)           *
All directors and
 executive officers as a
 group (10 persons).....  731,965            11.2         100,000 631,965             7.4

--------
  * Represents less than 1 percent of the outstanding common stock.

 (1) The share ownership information contained in this table is based upon information supplied by directors and executive officers and, with regard to our nonaffiliated five percent stockholders, upon public filings with the Securities and Exchange Commission and information provided by the Nasdaq Stock Market.

 (2) Percentage of beneficial ownership is based on 6,160,278 shares of common stock outstanding as of May 10, 1999 and 8,160,278 shares of common stock outstanding after this offering.

 (3) The address for Driehaus Capital Management, Inc. is 25 East Erie Street, Chicago, IL 60611.

 (4) The address for BankBoston Corporation is 100 Federal Street, Boston, Massachusetts 02110.

 (5) Consists of shares held by Mr. Cox and his wife as co-trustees of the Cox Living Trust dated May 26, 1988 with respect to which they share voting and investment power, and 20,000 shares which are subject to options which are currently exercisable or exercisable within 60 days.

 (6) Includes 20,000 shares which are subject to options which are currently exercisable or exercisable within 60 days.

 (7) Includes 176,874 shares which are subject to options which are currently exercisable or exercisable within 60 days.

 (8) Consists of 276 shares held by Mr. Goon's wife and 20,000 shares which are subject to options which are currently exercisable or exercisable within 60 days.

 (9) Consists of shares which are purchasable pursuant to stock options which are currently exercisable or exercisable within 60 days.

(10) Includes 29,590 shares which are subject to options which are currently exercisable or exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 20,000,000 shares of common stock, $0.20 par value, and 1,000,000 shares of preferred stock, $0.01 par value.

Common stock

   As of May 10, 1999, there were 6,160,278 shares of common stock outstanding that were held of record by approximately 322 stockholders. As of that same date, there were also outstanding options to purchase an aggregate of 1,028,300 shares of common stock at a weighted average exercise price of $9.76 per share. No shares of preferred stock are outstanding.

   Assuming no exercise of the underwriters' over-allotment option and assuming no exercise of outstanding stock options, there will be 8,160,278 shares of common stock outstanding after the issuance and sale of common stock in this offering.

   Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the rights of holders of preferred stock, if any, holders of common stock are entitled to such dividends as the board of directors may declare out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to prior distribution rights of holders of preferred stock, if any. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred stock

   The board of directors is authorized to issue from time to time shares of preferred stock in one or more series. The board of directors is also authorized to fix any voting powers and determine the designations, preferences and relative, participating, optional or other special rights applicable to the preferred shares, as well as the qualifications, limitations or restrictions thereon. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Emulex without further action by our stockholders. The issuance of preferred stock may also adversely affect the voting, dividend and other rights of the holders of common stock. As further discussed in the section below, the issuance of preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

Stockholder rights plan

   We have 150,000 shares of Series A junior participating preferred stock authorized and reserved for issuance in connection with our stockholder rights plan set forth in our Rights Agreement, dated January 19, 1989, and amended January 18, 1999, with ChaseMellon Shareholder Services, L.L.C. as successor rights agent.

   In January 1989, the board of directors adopted the stockholder rights plan and declared a dividend distribution of one preferred stock purchase right for each share of common stock to stockholders of record on February 2, 1989. Each share of common stock issued subsequent to such date, including the shares of common stock being offered pursuant to this prospectus, includes a corresponding preferred stock purchase right. Each preferred stock purchase right entitles the registered holder to purchase from us a unit consisting of 1/100th of a share of the Series A preferred stock at a price of $50.00 per unit, subject to adjustment. On May 12, 1999, the board of directors approved an increase in the unit price to $300.00 per unit, subject to adjustment. The rights become exercisable if any of the following occur:

  . We are the surviving corporation in a merger or other business combination with a party that has acquired, or obtained the right to acquire, 20 percent or more of our outstanding shares of common stock;

  . A party becomes a beneficial owner of 30 percent or more of our outstanding shares of common stock;

  . A party that has acquired more than 20 percent of our outstanding common stock in a business combination engages in one or more self-dealing transactions with us; or

  . An event occurs which results in the ownership interest of a party that has already acquired more than 20 percent of our outstanding common stock in a business combination being subsequently increased by more than one percent.

Upon exercise and payment of the then current purchase price for the right, the right holder will have the right to receive common stock (or, in some circumstances, cash, property or other securities of ours) having a value equal to two times the purchase price. Upon the occurrence of certain other events, each right holder shall have the right to receive, upon exercise and payment of the then current purchase price, common stock of the other party to the transaction having a value equal to two times the purchase price.

   We are entitled to redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment, payable in cash or shares of our common stock, at any time prior to the earlier of the expiration of the rights in January 2009 or 10 days following the time that a party has acquired beneficial ownership of 20 percent or more of the shares of common stock then outstanding. Any of the provisions of the Rights Agreement governing the rights may be supplemented or amended by us in our sole and absolute discretion prior to the tenth day following the time that a party has acquired beneficial ownership of more than 20 percent of our common stock, subject to extension by the board of directors. Such supplements or amendments by us may be made without the approval of the rights holders.

   The existence of the stockholder rights plan as well as the ability of the Board to issue preferred stock and the anti-takeover provision of Delaware law described below may serve to discourage an acquisition of us or stock purchases in furtherance of an acquisition.

Anti-takeover provisions of Delaware General Corporation Law and our certificate of incorporation

   Because we are incorporated under the laws of the state of Delaware, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to an interested stockholder. For purposes of
Section 203, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15 percent or more of the corporation's voting capital stock.

   The provisions of our stockholder rights plan, our certificate of incorporation and Delaware law are intended to encourage potential acquirers to negotiate with us and to allow the board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. Such provisions, however, may also have the effect of discouraging acquisition proposals or delaying or preventing a change in control, which may have an adverse effect on our stock price.

Transfer agent and registrar

   The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

                                  UNDERWRITING

   The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, Morgan Keegan & Company, Inc. and Needham & Company, Inc., have severally agreed with us, subject to the terms and conditions set forth in the underwriting agreement, to purchase from us and the selling stockholder the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                        Number
                   Underwriter                                         of Shares
                   -----------                                         ---------
   BancBoston Robertson Stephens Inc..................................
   Dain Rauscher Wessels..............................................
   Morgan Keegan & Company, Inc.......................................
   Needham & Company, Inc.............................................
                                                                       ---------
     Total............................................................ 2,100,000
                                                                       =========

   The underwriters' representatives have advised us and the selling stockholder that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession of not more
than $    per share, of which $    may be reallowed to other dealers. After the
completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters' representatives. No such reduction shall change the amount of proceeds to be received by us or the selling stockholder as set forth on the cover page of this prospectus.

   Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 315,000 additional shares of common stock at the same price per share as we will receive for the 2,000,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 2,000,000 shares offered hereby. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the 2,000,000 shares are being sold.

   Indemnity. We and the selling stockholder have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect thereof.

   Lock-up Agreements. Our directors and executive officers, including the selling stockholder except with respect to the shares being sold by him in the offering, have agreed with the underwriters' representatives that, for a period of 90 days after the date of this prospectus, they will not offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any option to purchase any shares of common stock or any securities convertible into, or exchangeable for, or any rights to purchase or acquire, shares of common stock, now owned or hereafter acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc., which may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements.

   Future Sales. We have agreed that, for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of BancBoston Robertson Stephens Inc., issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options and our grant of options to purchase shares of common stock under existing stock option or stock purchase plans.

   The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

   Stabilization. The underwriters' representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the underwriters' representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by underwriters' representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The underwriters' representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   Passive Market Making. In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

   The validity of the common stock offered by this prospectus will be passed upon for us by Jeffer, Mangels, Butler & Marmaro LLP, Los Angeles, California. Robert H. Goon, a director and stockholder of Emulex, is a partner of that firm. Certain legal matters will be passed upon for the underwriters by Cooley Godward LLP, San Diego, California.

                                    EXPERTS

   The consolidated financial statements of Emulex Corporation and its subsidiaries as of June 29, 1997 and June 28, 1998, and for each of the years in the three-year period ended June 28, 1998 have been included and incorporated by reference herein and in the registration statement, of which this prospectus is a part, in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may read and copy any materials that we have filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

   This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and omits certain information contained in the registration statement as permitted by the SEC. Additional information regarding Emulex and the common stock offered hereby is contained in the registration statement, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the street address or Internet site listed in the above paragraph.

   The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with them. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c) 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of the registration that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

  . Our Annual Report on Form 10-K for the fiscal year ended June 28, 1998;

  . Our Definitive Proxy Statement, dated October 19, 1998, for the 1998
    Annual Meeting of Stockholders held on November 19, 1998;

  . Our Quarterly Reports on Form 10-Q for the quarters ended September 27,
    1998, December 27, 1998 and March 28, 1999; and

  . The description of our preferred stock purchase rights contained in our Current Report on Form 8-K filed February 2, 1989.

   A copy of these filings will be provided to you at no cost if you request them by writing or telephoning us at the following address:

     Paul F. Folino
     President and Chief Executive Officer
     Emulex Corporation
     3535 Harbor Boulevard
     Costa Mesa, California 92626
     (714) 662-5600

   You should rely only on the information provided in this prospectus. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report..............................................  F-2

Consolidated Balance Sheets as of June 29, 1997 and June 28, 1998, and
 March 28, 1999 (unaudited)...............................................  F-3

Consolidated Statements of Operations for the years ended June 30, 1996,
 June 29, 1997 and June 28, 1998 and the nine months ended March 29, 1998 and March 28, 1999 (unaudited)...........................................  F-4

Consolidated Statements of Stockholders' Equity for the years ended
 June 30, 1996, June 29, 1997 and June 28, 1998 and the nine months ended March 28, 1999 (unaudited).........................................  F-5

Consolidated Statements of Cash Flows for the years ended June 30, 1996,
 June 29, 1997 and June 28, 1998 and the nine months ended March 29, 1998 and March 28, 1999 (unaudited)...........................................  F-6

Notes to Consolidated Financial Statements................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Emulex Corporation:

We have audited the consolidated financial statements of Emulex Corporation and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emulex Corporation and subsidiaries as of June 29, 1997 and June 28, 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended June 28, 1998, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Orange County, California
August 12, 1998

                      EMULEX CORPORATION AND SUBSIDIARIES

                          Consolidated Balance Sheets
                       (in thousands, except share data)

                                                  June 29, June 28,  March 28,
                                                    1997     1998      1999
                                                  -------- -------- -----------
                                                                    (unaudited)
Assets (note 4)
  Current assets:
    Cash and cash equivalents.................... $    484 $  1,776  $  4,971
    Accounts and notes receivable, less allowance
     for doubtful accounts of $496 at June 29,
     1997, $576 at June 28, 1998 and $508
     (unaudited) at March 28, 1999...............   14,785   12,141    16,685
    Inventories, net (note 2)....................   12,713    9,906     8,725
    Prepaid expenses.............................    1,066      476       622
    Deferred income taxes and income taxes
     receivable (note 3).........................      280       85        85
                                                  -------- --------  --------
      Total current assets.......................   29,328   24,384    31,088
  Property, plant and equipment, net (notes 2 and
   8)............................................    6,961    5,112     3,069
  Prepaid expenses and other assets (note 3).....      886      661       678
                                                  -------- --------  --------
                                                  $ 37,175 $ 30,157  $ 34,835
                                                  ======== ========  ========

Liabilities and Stockholders' Equity

  Current liabilities:
    Accounts payable............................. $  4,294 $  6,909  $ 11,748
    Accrued liabilities (note 2).................    6,090    4,105     4,310
    Accrued consolidation charges................       30    3,173       246
    Deferred income taxes, income taxes payable
     and other current liabilities (note 3)......      445      212       377
                                                  -------- --------  --------
      Total current liabilities..................   10,859   14,399    16,681
  Deferred income taxes and other liabilities
   (note 3)......................................    2,040    2,152     2,178
                                                  -------- --------  --------
                                                    12,899   16,551    18,859
                                                  -------- --------  --------
Commitments and contingencies (note 8)
Subsequent event (note 11)
Stockholders' equity (note 9):
  Preferred stock, $0.01 par value; 1,000,000
   shares authorized (150,000 shares designated
   as Series A Junior Participating Preferred
   Stock); none issued and outstanding...........       --       --        --
  Common stock, $0.20 par value; 20,000,000
   shares authorized; 6,100,546, 6,133,322 and
   6,158,969 (unaudited) issued and outstanding
   at June 29, 1997, June 28, 1998, and March 28,
   1999, respectively............................    1,220    1,227     1,232
  Additional paid-in capital.....................    7,283    7,444     7,592
  Retained earnings..............................   15,773    4,935     7,152
                                                  -------- --------  --------
Total stockholders' equity.......................   24,276   13,606    15,976
                                                  -------- --------  --------
                                                  $ 37,175 $ 30,157  $ 34,835
                                                  ======== ========  ========

          See accompanying notes to consolidated financial statements.

                      EMULEX CORPORATION AND SUBSIDIARIES
                     Consolidated Statements of Operations
                     (in thousands, except per share data)

                                     Years Ended            Nine Months Ended
                              ---------------------------  --------------------
                              June 30,  June 29, June 28,  March 29,  March 28,
                                1996     1997      1998      1998       1999
                              --------  -------  --------  ---------  ---------
                                                               (unaudited)
Net revenues (note 7).......  $ 51,338  $64,763  $ 59,485  $ 45,519    $48,032
                              --------  -------  --------  --------    -------
Cost of sales...............    34,848   40,205    34,913    26,492     28,772
Cost of sales--inventory
 charges related to
 consolidation..............       --       --      5,314     5,314      1,304
                              --------  -------  --------  --------    -------
    Total cost of sales.....    34,848   40,205    40,227    31,806     30,076
                              --------  -------  --------  --------    -------
Gross profit................    16,490   24,558    19,258    13,713     17,956
                              --------  -------  --------  --------    -------
Operating expenses:
  Engineering and
   development..............    11,387   10,006    11,071     8,114      8,315
  Selling and marketing.....    11,071    7,637     7,589     5,768      5,134
  General and
   administrative...........     4,940    4,643     4,406     3,352      3,098
  Consolidation charges,
   net......................        --    1,280     7,231     7,578       (987)
                              --------  -------  --------  --------    -------
    Total operating
     expenses...............    27,398   23,566    30,297    24,812     15,560
                              --------  -------  --------  --------    -------
Operating income (loss).....   (10,908)     992   (11,039)  (11,099)     2,396
Nonoperating income (note
 5).........................       483       71       113        54         67
                              --------  -------  --------  --------    -------
Income (loss) before income
 taxes......................   (10,425)   1,063   (10,926)  (11,045)     2,463
Income tax provision
 (benefit) (note 3).........    (1,137)    (506)      (88)       (7)       246
                              --------  -------  --------  --------    -------
Net income (loss)...........  $ (9,288) $ 1,569  $(10,838) $(11,038)   $ 2,217
                              ========  =======  ========  ========    =======
Earnings (loss) per share
 (note 10):
  Basic.....................  $  (1.56) $  0.26  $  (1.77) $  (1.80)   $  0.36
                              --------  -------  --------  --------    -------
  Diluted...................  $  (1.56) $  0.25  $  (1.77) $  (1.80)   $  0.33
                              --------  -------  --------  --------    -------
Number of shares used in per
 share computations
(note 10):
  Basic.....................     5,936    6,044     6,121     6,118      6,147
                              --------  -------  --------  --------    -------
  Diluted...................     5,936    6,294     6,121     6,118      6,756
                              --------  -------  --------  --------    -------


          See accompanying notes to consolidated financial statements.

                      EMULEX CORPORATION AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity
                       (in thousands, except share data)

                              Common Stock   Additional               Total
                            ----------------  Paid-In   Retained  Stockholders'
                             Shares   Amount  Capital   Earnings     Equity
                            --------- ------ ---------- --------  -------------
Balance at July 2, 1995.... 5,860,923 $1,172   $6,014   $ 23,492    $ 30,678

  Exercise of stock options
   (note 9)................   132,480     27      613         --         640
  Net loss.................        --     --       --     (9,288)     (9,288)
                            --------- ------   ------   --------    --------
Balance at June 30, 1996... 5,993,403  1,199    6,627     14,204      22,030

  Exercise of stock options
   (note 9)................   107,143     21      656         --         677
  Net income...............        --     --       --      1,569       1,569
                            --------- ------   ------   --------    --------
Balance at June 29, 1997... 6,100,546  1,220    7,283     15,773      24,276

  Exercise of stock options
   (note 9)................    32,776      7      161         --         168
  Net loss.................        --     --       --    (10,838)    (10,838)
                            --------- ------   ------   --------    --------
Balance at June 28, 1998... 6,133,322  1,227    7,444      4,935      13,606

  Exercise of stock options
   (unaudited).............    25,647      5      148         --         153
  Net income (unaudited)...        --     --       --      2,217       2,217
                            --------- ------   ------   --------    --------
Balance at March 28, 1999
 (unaudited)............... 6,158,969 $1,232   $7,592   $  7,152    $ 15,976
                            ========= ======   ======   ========    ========

          See accompanying notes to consolidated financial statements.

                      EMULEX CORPORATION AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                                 (in thousands)

                                     Years Ended               Nine Months Ended
                              ----------------------------  --------------------
                              June 30,  June 29,  June 28,  March 29,  March 28,
                                1996      1997      1998      1998       1999
                              --------  --------  --------  ---------  ---------
                                                                (unaudited)
Cash flows from operating
activities:
Net income (loss)...........  $(9,288)  $ 1,569   $(10,838) $(11,038)   $ 2,217
 Adjustments to reconcile
  net income (loss) to net
  cash
  provided by (used in)
  operating activities:
   Depreciation and
    amortization............    2,412     2,616      2,347     1,882      1,172
   Impairment of property,
    plant and equipment.....       --        --      1,022     1,022         --
   Loss (gain) on disposal
    of property, plant and
    equipment...............     (125)       55         51       427       (749)
   Provision for doubtful
    accounts................      125       131        190        91         44
   Changes in assets and
    liabilities:
    Accounts receivable.....     (222)   (1,923)     2,454     1,552     (4,588)
    Inventories.............     (410)    1,958      2,807     1,363      1,181
    Prepaid expenses........     (693)      138      1,278     1,194       (146)
    Income taxes
     receivable.............      (38)      108        280       141         --
    Accounts payable........      328    (4,405)     2,615     1,280      4,839
    Accrued liabilities.....      735       278     (1,985)     (790)       205
    Accrued consolidation
     charges................     (171)       (4)     3,143     5,669     (2,927)
    Deferred revenue........       --         6         (6)       (6)        --
    Income taxes payable....       --        --        136        --        214
    Deferred income taxes...     (389)       15       (380)        1         --
    Other assets............     (103)      (10)         2         5         16
                              -------   -------   --------  --------    -------
     Net cash provided by
      (used in) operating
      activities............   (7,839)      532      3,116     2,793      1,478
                              -------   -------   --------  --------    -------
Cash flows from investing
activities:
Net proceeds from sale of
 property, plant and
 equipment..................    1,032        62         21        --      2,995
Additions to property, plant
 and equipment..............   (2,189)   (2,161)    (1,592)   (1,136)    (1,375)
Additions to intangibles....       --        --       (300)     (250)        --
                              -------   -------   --------  --------    -------
  Net cash provided by
   (used in) investing
   activities...............   (1,157)   (2,099)    (1,871)   (1,386)     1,620
                              -------   -------   --------  --------    -------
Cash flows from financing
activities:
Principal payments under
 capital leases.............     (243)     (261)      (121)     (104)       (56)
Proceeds from issuance of
 common stock...............      640       677        168       164        153
                              -------   -------   --------  --------    -------
  Net cash provided by
   financing activities.....      397       416         47        60         97
                              -------   -------   --------  --------    -------
Net cash provided by (used
 in) continuing operations..   (8,599)   (1,151)     1,292     1,467      3,195
Net cash used in
 discontinued operations....      (74)       --         --        --         --
                              -------   -------   --------  --------    -------
Net increase (decrease) in
 cash and cash equivalents..   (8,673)   (1,151)     1,292     1,467      3,195
Cash and cash equivalents at
 beginning of year..........   10,308     1,635        484       484      1,776
                              -------   -------   --------  --------    -------
Cash and cash equivalents at
 end of year................  $ 1,635   $   484   $  1,776  $  1,951    $ 4,971
                              =======   =======   ========  ========    =======
Supplemental disclosures:
Cash paid during the year
 (related to continuing and
 discontinued operations)
 for:
  Interest..................  $    33   $   184   $    169  $    164    $    58
  Income taxes..............      141        53         64        38         53

Capital lease obligations of $212 were incurred in the year ended June 30, 1996, when the Company entered into a lease for new equipment. There were no other new capital lease obligations in the periods presented.

          See accompanying notes to consolidated financial statements.

                      EMULEX CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (dollars in thousands, except share data)

Note 1 Summary of Significant Accounting Policies

    Principles of Consolidation

    The consolidated financial statements include the accounts of Emulex Corporation, a Delaware corporation, and its wholly-owned subsidiaries (collectively, the "Company" or "Emulex"). All significant intercompany balances and transactions have been eliminated in consolidation.

    Interim Results

    The accompanying Consolidated Balance Sheet as of March 28, 1999, the Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the nine months ended March 29, 1998 and March 28, 1999, and the Consolidated Statement of Stockholders' Equity for the nine months ended March 28, 1999, are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of interim periods. The results for the nine months ended March 28, 1999 are not necessarily indicative of the results to be expected for the entire year. The data disclosed in the notes to the consolidated financial statements for these periods are unaudited.

    Fiscal Year

    The Company's fiscal year ends on the Sunday nearest June 30. Fiscal years 1996, 1997 and 1998 each comprised 52 weeks.

    Reclassifications

    Certain reclassifications have been made to the consolidated financial statements for the periods ended June 30, 1996, June 29, 1997 and June 28, 1998, and the nine months ended March 29, 1998, to conform to the presentation for the nine months ended March 28, 1999.

    Consolidation Charges

      Fiscal 1998

    On March 25, 1998, the Company announced plans to outsource the manufacturing of its product lines to K*TEC Electronics, a division of Kent Electronics Corporation. The Company made this strategic decision in an attempt to reduce required future capital expenditures and production costs, as well as to take advantage of K*TEC Electronics' consolidated purchasing power and materials management capabilities. This decision resulted in, among other things, the closing of the Company's Puerto Rico manufacturing subsidiary, streamlining the Company's product offerings of some of its more mature, lower volume products (primarily in the network access product lines), and closing selected sales offices. In conjunction with this decision, the Company has recorded consolidation charges of $7,231 and inventory charges related to consolidation of $5,314 for incremental inventory reserves related to ongoing product life-cycle transitions and the streamlining of the Company's product offerings during fiscal 1998. The $7,231 of consolidation charges included approximately $3,010 for severance and related costs, $1,022 for impairment of certain property, plant and equipment, $1,360 primarily due to reductions in prepaid royalties and other expenses, $225 for equipment and office leases, $631 for payroll and related costs for Puerto Rico employees and other directly-related costs to complete the

                      EMULEX CORPORATION AND SUBSIDIARIES
    closure of the facility after operations had ceased, $325 for legal, tax and accounting advice directly related to the closure of the Puerto Rico facility and $658 of directly-related costs incurred primarily at the corporate level to facilitate the closure of the Puerto Rico facility (travel, labor, and other outside services). The Company anticipated a worldwide reduction of approximately 130 full-time employees, or 48 percent of the workforce, and 45 temporary workers in Puerto Rico. The majority of the headcount reduction is in the manufacturing area; however, selected reductions will also be made in other areas related to the streamlining of product offerings.

    The $1,022 impairment to property, plant and equipment reflected the assets to be disposed of at fair value less costs to sell, based on a combination of management judgment and outside appraisal. Included in property, plant and equipment at March 29, 1998 was $2,347 of assets to be disposed of. At June 28, 1998, the Company had ceased operations at the Puerto Rico facility. Through that time, these assets continued to be depreciated. At June 27, 1998, the remaining assets related to the restructuring consisted of land, buildings and improvements of $1,683 production and test equipment of $588 and furniture and fixtures of $55. After these assets were taken from use, the assets were promptly disposed of, except for the production equipment and the building and land which were held for sale. During the limited time these assets were held for sale, no depreciation was recognized because their carrying value was at fair value less costs to sell. The production equipment was sold in September 1998 (unaudited). The land and buildings were sold in October 1998 (unaudited).

    As of June 28, 1998, actions to complete this consolidation plan were still in process. The remaining consolidation accrual as of June 28, 1998 of $3,173 consisted of approximately $1,661 for severance and related costs, $155 for equipment and office leases, $631 for payroll and related costs for Puerto Rico employees and other directly-related costs to complete the closure of the facility after operations had ceased, and other costs substantially incurred by June 28, 1998 including $249 for legal, tax and accounting advice directly related to the closure of the Puerto Rico facility, and $477 for directly-related costs incurred primarily at the corporate level to facilitate the closure of the Puerto Rico facility (travel, labor, and other outside services). At June 28, 1998, the Company's work force still included 45 of the 130 employees discussed above.

    During the quarter ended December 27, 1998, the Company sold the land and buildings at its former manufacturing facility in Puerto Rico for net proceeds of $2,447 (unaudited), which resulted in a gain of $777 (unaudited). No impairment had previously been recognized related to the land and buildings. Additionally, during the quarter ended December 27, 1998, as the Company essentially completed this consolidation plan including all remaining headcount reductions, the Company recognized additional inventory charges related to consolidation of $1,304 (unaudited) related to the streamlining of the Company's products and a reduction in other accrued consolidation charges of $210 (unaudited) recorded in operating expenses. When the initial consolidation charge was taken, management of the Company believed this inventory would be sold at positive margins. However, as the Company neared the closure of the manufacturing facility, it determined this inventory was no longer saleable and these additional reductions in inventory were recorded. As of March 28, 1999, this consolidation plan was substantially complete, and the remaining consolidation accrual of $246 (unaudited) is primarily for remaining severance and related payments to be made over the next six months.

     Fiscal 1997

    During the first quarter of fiscal 1997, the Company initiated a consolidation of its operations to reduce its ongoing expense base and focus its activities in the fibre channel, printer server and wide area networking markets. Emulex's remote access and host software business, previously headquarted

                      EMULEX CORPORATION AND SUBSIDIARIES
    out of a Bellevue, Washington facility, was relocated to Emulex's headquarters in Costa Mesa, California. In addition, the Company downsized its Pacific Rim sales organization and also made selected reductions at its manufacturing plant in Dorado, Puerto Rico and at its corporate headquarters. The Company recognized consolidation charges of $1,280 in fiscal 1997.

    The charges related to this consolidation of operations consisted of approximately $806 for severance and related charges, $236 for office rent and related charges, $65 for write-off of fixed assets and $173 of other charges relating primarily to the transition of product support to Costa Mesa, California. Total headcount worldwide was reduced by approximately 36 employees. As of June 29, 1997, this consolidation plan was substantially complete.

    Foreign Currency Translation

    The Company has designated the U.S. dollar as its functional currency. Accordingly, monetary assets and liabilities denominated in foreign currencies are remeasured into the U.S. dollar at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are remeasured into the U.S. dollar at the appropriate historical exchange rates. Income and expense amounts denominated in foreign currencies are remeasured into the U.S. dollar at the average exchange rates during the period, except for expense items related to non-monetary accounts, which are remeasured at the appropriate historical exchange rates. Net foreign exchange gains and losses are included in other nonoperating income in the period incurred (see note 5).

    Cash Equivalents

    All highly liquid debt instruments with original maturities of three months or less are considered to be cash equivalents.

    Inventories

    Inventories are stated at the lower of cost (first-in, first-out) or net realizable value.

    Property, Plant and Equipment

    Property, plant and equipment are stated at cost, and depreciation and amortization are provided on the straight-line method over estimated useful lives of two to thirty years.

    Long-Lived Assets

    The Company applies the provisions of Statement of Financial Accounting Standards No. ("Statement") 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under the provisions of Statement 121, the recoverability of long-lived assets is assessed by determining whether the carrying value of the asset can be recovered through projected undiscounted future operating cash flows over its remaining life. The amount of impairment, if any, is measured based on projected discounted future operating cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

    Intangible Assets

    Capitalized software development costs can consist of costs to purchase software to be used within the Company's products and costs to develop software internally. Capitalization of purchased

                      EMULEX CORPORATION AND SUBSIDIARIES
    software occurs only if technological feasibility has been established through completion of product design, working model and testing. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require judgment by management with respect to certain external factors, including but not limited to, anticipated future gross revenue, estimated economic life and changes in software and hardware technologies. Purchased software costs of $300 were capitalized in 1998. No purchased software costs were capitalized in 1996 or 1997. No internally-developed software costs were capitalized in 1996, 1997 or 1998. These intangible assets will be amortized over their estimated useful lives.

    Further, Statement 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," requires that at each balance sheet date the unamortized costs of a computer software product be compared to the net realizable value of that product. The amount by which the unamortized costs exceed the net realizable value of a product is to be written off.

    Revenue Recognition

    The Company recognizes revenue at the time of shipment. The Company has agreements with certain of its distributors and Value Added Resellers ("VARs") to provide price protection and stock rotation privileges with respect to inventories which the distributors may have on hand when the Company's published list prices are reduced and/or when items are slow moving. These agreements may be terminated upon written notice by either party. Pursuant to the Company's contractual obligations under these agreements, or in the event of termination, the Company may be obligated to issue credits to provide price protection and/or to repurchase a certain portion of a distributor's or VAR's inventory. The Company records a reserve for estimated price protection and inventory repurchase when the related revenue is recognized. The Company provides a warranty of between two and five years on all products, and provides a reserve for warranty costs at the time of shipment based on actual historic experience.

    Earnings (Loss) per Share

    Effective December 28, 1997, the Company adopted Statement 128, "Earnings per Share." All prior periods have been restated accordingly (see note 10). Statement 128 specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, with the principal difference being that the common stock equivalents are not considered in computing basic EPS, (b) eliminating the modified treasury stock method and the three percent materiality provision, and
    (c) revising the contingent share provisions and the supplemental EPS data requirements. Statement 128 also makes a number of changes to existing disclosure requirements.

    The adoption of Statement 128 did not have a material impact on the Company's consolidated financial statements.

    Accounting for Stock Options

    Prior to July 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On

                      EMULEX CORPORATION AND SUBSIDIARIES

    July 1, 1996, the Company adopted Statement 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, Statement 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma net income per share disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of Statement 123 (see note 9).

    Fair Value of Financial Instruments

    The Company applies the provisions of Statement 107, "Disclosures about Fair Value of Financial Instruments." Statement 107 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Statement 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of June 29, 1997 and June 28, 1998, management believes the fair value of all financial instruments approximated carrying value.

    Use of Estimates

    Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

    Income Taxes

    The Company accounts for income taxes pursuant to Statement 109, "Accounting for Income Taxes." Statement 109 uses the asset and liability method of accounting for income taxes, which recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    Comprehensive Income (unaudited)

    As of June 29, 1998, the Company adopted Statement 130, "Reporting Comprehensive Income." Statement 130 establishes new rules for reporting and display of comprehensive income and its components; however, the adoption of Statement 130 had no impact on the Company's consolidated financial statements as the Company had no transactions that would be considered other comprehensive income.

    Recent Accounting Pronouncements

    In June 1997, the Financial Accounting Standards Board issued Statement 131, "Disclosure about Segments of an Enterprise and Related Information." The new statement is effective for fiscal years beginning after December 15, 1997. The Company believes the impact of adopting this new standard on the consolidated financial statements will not be material.

                      EMULEX CORPORATION AND SUBSIDIARIES

Note 2 Balance Sheet Detail

     Components of inventories are as follows:

                                                June 29,  June 28,   March 28,
                                                  1997      1998       1999
                                                --------  --------  -----------
                                                                    (unaudited)
      Raw materials............................ $  7,932  $  3,926    $1,199
      Work-in-process..........................    2,012       273        --
      Finished goods...........................    2,769     5,707     7,526
                                                --------  --------    ------
                                                $ 12,713  $  9,906    $8,725
                                                ========  ========    ======

     Components of property, plant and equipment, net, are as follows:
                                                June 29,  June 28,
                                                  1997      1998
                                                --------  --------
      Land..................................... $    531  $    531
      Buildings................................    2,123     2,036
      Production and test equipment............   13,461    14,004
      Furniture and fixtures...................    4,079     4,601
      Leasehold improvements...................      405       336
      Other equipment..........................      492        80
                                                --------  --------
                                                  21,091    21,588
      Less accumulated depreciation and
       amortization............................  (14,130)  (16,476)
                                                --------  --------
                                                $  6,961  $  5,112
                                                ========  ========
    Components of accrued liabilities are as
     follows:

                                                            June 29, June 28,
                                                              1997    1998
                                                             ------- -------
     Payroll and related costs.............................. $ 2,082 $ 1,795
     Warranty and related reserves..........................     797   1,051
     Royalties..............................................     312     147
     Deferred revenue.......................................   1,155      31
     Other..................................................   1,744   1,081
                                                             ------- -------
                                                             $ 6,090 $ 4,105
                                                             ======= =======

Note 3 Income Taxes

    The components of income tax expense (benefit) are as follows:

                                               June 30,  June 29,  June 28,
                                                1996      1997      1998
                                               -------   -------   -------
     Federal:
      Current...............................   $  (753)  $  (506)  $   291
      Deferred..............................      (387)       --      (380)
     State:
      Current...............................        --        --        --
      Deferred..............................        --        --        --
     Foreign and Puerto Rico:
      Current...............................         3        --         1
      Deferred..............................        --        --        --
                                               -------   -------   -------
                                               $(1,137)  $  (506)  $   (88)
                                               =======   =======   =======

                      EMULEX CORPORATION AND SUBSIDIARIES

    Income (loss) before income taxes consists of the following:


                                                     June 30, June 29, June 28,
                                                       1996     1997      1998
                                                     -------- -------- --------
     *Domestic...................................... $(10,010) $   713 $(10,991)
      Foreign.......................................     (415)     350       65
                                                     --------  ------- --------
       Total........................................ $(10,425) $ 1,063 $(10,926)
                                                     ========  ======= ========

    *Domestic income (loss) includes the Company's Puerto Rico and Virgin Islands operations.

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

                                                           June 29,  June 28,
                                                             1997      1998
                                                           --------  --------
     Deferred tax assets:
      Capitalization of inventory costs................... $     --  $     44
      Accelerated depreciation............................      214       123
      Reserves not currently deductible...................      690       830
      Provisions for discontinued operations and
       consolidation charges..............................       48     1,249
      Net operating loss carryforwards....................   13,398    12,504
      Business credit carryforwards.......................    3,240     4,036
      Alternative minimum tax credit carryforwards........    1,865     1,185
                                                           --------  --------
       Total gross deferred tax assets....................   19,455    19,971
       Less valuation allowance...........................  (17,397)  (18,150)
                                                           --------  --------
       Net deferred tax assets............................    2,058     1,821
                                                           --------  --------
     Deferred tax liabilities:
      Capitalization of inventory costs...................      258        --
      Various state taxes.................................      591       783
      Taxes provided on Emulex Caribe, Inc. undistributed
       income.............................................    1,286        --
      Other...............................................    2,198     2,933
                                                           --------  --------
       Total gross deferred tax liabilities...............    4,333     3,716
                                                           --------  --------
       Net deferred tax liabilities....................... $  2,275  $  1,895
                                                           ========  ========

    Based on the Company's historical and anticipated future pre-tax results of operations, management believes it is more likely than not that the Company will realize the benefit of the net deferred tax assets existing as of June 28, 1998. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize recorded tax benefits.

                      EMULEX CORPORATION AND SUBSIDIARIES

    Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets, which allowance will be reduced or eliminated as certain tax and other uncertainties are resolved, will be allocated as follows:

       Income tax benefit that would be reported in the
        consolidated statements of operations.......................... $14,649
       Additional paid-in capital......................................   3,501
                                                                        -------
                                                                        $18,150
                                                                        =======

    The effective income tax benefit on pretax income (loss) differs from expected federal income tax for the following reasons:

                                                      June 30,  June 29, June 28,
                                                        1996      1997     1998
                                                      --------  -------- --------
       Expected income tax at 34 percent............  $(3,545)   $ 361   $(3,715)
       State income tax, net of federal tax
        benefit.....................................     (285)      38       (20)
       Net increase (decrease) in tax as a result of
        Emulex Caribe, Inc. and foreign income taxed
        at a rate different from U.S. statutory
        rate........................................    1,216     (175)    2,586
       Change in beginning-of-the-year balance of
        the valuation allowance for deferred tax
        assets allocated to income taxes............    2,554      267       753
       Recovery from QLogic Corporation pursuant to
        tax sharing agreement.......................     (750)    (612)     (188)
       Other, net...................................     (327)    (385)      496
                                                      -------    -----   -------
                                                      $(1,137)   $(506)  $   (88)
                                                      =======    =====   =======

    During 1996, 1997 and 1998, respectively, the Company received an income tax benefit in the amount of $750, $612 and $188 related to recoveries under a tax sharing agreement with QLogic Corporation, a former subsidiary of the Company.

    At June 28, 1998, the Company had net operating loss carryforwards for federal income tax purposes of $36,021 which are available to offset future federal taxable income through 2013 and $4,271 for state purposes available through 2003. The Company has business credit carryforwards for federal purposes of approximately $2,402 which are available to reduce federal income taxes through 2013. In addition, the Company has alternative minimum tax credit carryforwards of approximately $1,185 which are available to reduce future federal regular income taxes over an indefinite period. Additionally, the Company has approximately $1,634 of research and experimentation credit carryforwards for state purposes available through 2013.

    As a result of Emulex Caribe entering into a tax-free plan of liquidation for U.S. income tax purposes on May 28, 1998 and the subsequent assignment of Emulex Caribe's assets to, and assumption of Emulex Caribe's liabilities by, Emulex Corporation, the Company has submitted a Ruling Request to Puerto Rico's Secretary of the Treasury (the Secretary). The Company is requesting that the Puerto Rico Treasury rule in the Company's favor as to the tax-free treatment of the liquidation for Puerto Rico income tax purposes. Additionally, the Company has submitted a Closing Agreement to the Secretary of the Treasury of Puerto Rico in order to obtain the Puerto Rico Treasury's agreement as to the amount of tollgate tax resulting from the deemed distribution from Emulex Caribe to

                      EMULEX CORPORATION AND SUBSIDIARIES

    Emulex Costa Mesa as a result of the liquidation. Although it is not assured, the Company believes it will be able to obtain Treasury approval on both documents. However, if the Company is unable to obtain approval on these documents, the Company's results of operations, financial condition and/or liquidity would be materially adversely affected.

    During the quarter ended September 27, 1998, the Company received approval on its Closing Agreement and made a net payment of $22 of tollgate tax (unaudited). During the quarter ended December 27, 1998, the Company received a favorable response to the Ruling Request it submitted, and the Secretary has agreed that neither Emulex nor Emulex Caribe will recognize a gain or loss as a result of the liquidation (unaudited).

    The Company is currently undergoing an examination by the California Franchise Tax Board of the Company's California income tax returns for years 1989, 1990 and 1991. In the opinion of management, this examination will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Note 4 Line of Credit

    The Company has a $10,000 bank line of credit with Silicon Valley Bank that expires in September 1999. The agreement allows the Company to borrow at the bank's prime rate (8.5 percent at June 28, 1998) plus one half percent. During 1997 and 1998, the Company utilized this line of credit. However, there were no borrowings outstanding under this line at June 29, 1997 or June 28, 1998. The bank line of credit is secured by substantially all assets and requires the Company to satisfy certain financial and other covenants and conditions, including prescribed levels of tangible net worth, profitability and liquidity, and prohibits, among other things, the payment of cash dividends. At June 28, 1998, the Company was in compliance with all such covenants.

Note 5 Nonoperating Income

    Nonoperating income, net, is as follows:

                                                  June 30, June 29, June 28,
                                                    1996     1997     1998
                                                  -------- -------- --------
      Interest income............................  $ 248     $267    $  97
      Interest expense...........................    (43)    (185)     (94)
      Foreign exchange...........................    (34)      --       (8)
      Gain on sale of building...................    312       --       --
      Other......................................     --      (11)     118
                                                   -----     ----    -----
                                                   $ 483     $ 71    $ 113
                                                   =====     ====    =====

Note 6 Employee Retirement Savings Plan

    The Company has a pretax savings and profit sharing plan under Section 401(k) of the Internal Revenue Code for substantially all domestic employees. Under the plan, eligible employees are able to contribute up to 12 percent of their compensation not to exceed the maximum IRS deferral amount. Company discretionary contributions match up to three percent of a participant's compensation. The Company's contributions under this plan were $287, $271 and $270 in 1996, 1997 and 1998, respectively.

                      EMULEX CORPORATION AND SUBSIDIARIES

    The Company has a similar plan for all employees in the Company's Puerto Rico facility under Section 165(e) of the Internal Revenue Code. Under the plan, eligible employees are able to contribute up to 10 percent of their compensation not to exceed the maximum IRS deferral amount. Company discretionary contributions match up to three percent of a participant's compensation. The Company's contributions under this plan were $88, $86 and $116 for 1996, 1997 and 1998, respectively.

Note 7 Export Revenues and Significant Customers

    The Company designs and markets three major distinct product families within one industry segment: high-speed fibre channel products, printer servers and network access products. The Company markets these products through distributors, resellers and to OEMs. The Company's export revenues were approximately $20,700, $29,330 and $20,712 representing 40, 45 and 35 percent of net revenues for 1996, 1997 and 1998, respectively. The majority of export shipments are to the European marketplace.

    In 1996, IBM Corporation represented 15 percent of net revenues. In 1997, Reuters and Sequent Computer Systems represented 13 and 10 percent of net revenues, respectively. In 1998, Sequent Computer Systems and IBM Corporation represented 12 and 11 percent of net revenues, respectively. Furthermore, the Company's top five customers accounted for 44 percent and 41 percent of net revenues in 1997 and 1998, respectively. The Company derived approximately 39, 64 and 71 percent of its net revenues from sales to OEMs in 1996, 1997 and 1998, respectively. Emulex's operating results could be adversely affected if sales to one or more such customers significantly decline, or if any one of these customers develop alternative sources for the Company's products.

Note 8 Commitments and Contingencies

    Leases

    The Company leases certain facilities and equipment under long-term noncancelable operating lease agreements which expire at various dates through 2003. Rent expense for the Company under operating leases, including month-to-month rentals, totaled $1,178, $1,200 and $1,038 in 1996, 1997 and 1998, respectively. Capital lease obligations are included in other liabilities in the accompanying consolidated balance sheets.

                      EMULEX CORPORATION AND SUBSIDIARIES

    Future minimum noncancelable lease commitments are as follows:

                                                          Capitalized Operating
                                                            Leases     Leases
                                                          ----------- ---------
     Fiscal year:
     1999................................................     $84      $   818
     2000................................................       7          257
     2001................................................      --           94
     2002................................................      --           89
     2003................................................      --           30
                                                              ---      -------
     Total minimum lease payments........................      91      $ 1,288
                                                                       =======
     Less amounts representing interest..................       8
                                                              ---
     Present value of future minimum capitalized lease
     obligations.........................................      83
     Less current installments of capitalized lease
     obligations included in other current liabilities...      76
                                                              ---
     Capitalized lease obligations, excluding current
     installments, included in other liabilities.........     $ 7
                                                              ===

    Litigation

    The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Note 9 Stockholders' Equity

    Stock Option Plans

    Under the Company's Employee Stock Option Plan (the "Plan"), the exercise price of options granted will not be less than the fair market value at the date of grant. The total number of shares of common stock available for grant under the Plan is 2,780,000. Unless otherwise provided by the Board of Directors or a committee of the Board administering the Plan, each option granted under the Plan becomes exercisable at the rate of 25 percent one year after the date of grant with an additional 6.25 percent becoming exercisable each three-month interval thereafter.

    On October 9, 1997, the Company's Board of Directors adopted the Emulex Corporation 1997 Stock Option Plan for Non-Employee Directors (the "Director Plan") which allows for a maximum of 100,000 shares of common stock. The Director Plan provides that an option to purchase
    15,000 shares of common stock of the Company will be granted to each non-employee director of the Company upon the first date that such director becomes eligible to participate. These options shall be exercisable as to one-third of the shares on each anniversary of the grant if the director is still a director of the Company. In addition, on each yearly anniversary of the date of the initial grant, each eligible director shall automatically be granted an additional option to purchase 5,000 shares of common stock. These options shall be exercisable as to one-half of the shares on the six month anniversary, one quarter on the nine month anniversary and one quarter on the year anniversary of the grant date. Options granted under the Director Plan are non-qualified stock options. The exercise price per option granted will not be less than the fair market value at the date of grant. No option

                      EMULEX CORPORATION AND SUBSIDIARIES
    granted under the Director Plan shall be exercisable after the expiration of the earlier of (i) ten years following the date the option is granted or (ii) one year following the date the optionee ceases to be a director of the Company for any reason. In 1998, options to purchase 60,000 shares were granted under the Director Plan.

    Following is a summary of stock option transactions for 1996, 1997 and 1998:

                                                       Number       Weighted
                                                         of     average exercise
                                                       shares   price per share
                                                      --------  ----------------
       Options outstanding at July 2, 1995...........  733,944       $ 7.46
         Granted.....................................  284,800        18.53
         Exercised................................... (132,480)        4.82
         Canceled....................................  (85,066)       10.46
                                                      --------
       Options outstanding at June 30, 1996..........  801,198        11.51
         Granted.....................................  205,750        15.85
         Exercised................................... (107,143)        6.33
         Canceled.................................... (161,329)       13.96
                                                      --------
       Options outstanding at June 29, 1997..........  738,476        12.94
         Granted.....................................  304,691        14.47
         Exercised...................................  (32,776)        5.12
         Canceled....................................  (51,350)       17.52
                                                      --------
       Options outstanding at June 28, 1998..........  959,041        13.44
                                                      ========

    As of June 30, 1996, June 29, 1997 and June 28, 1998, the number of options exercisable was 262,564, 351,058 and 476,961, respectively, and the weighted average exercise price of those options was $6.67, $9.66 and $11.62, respectively.

                              Options outstanding          Options exercisable
                       ---------------------------------- ----------------------
                                     Weighted  Weighted                 Weighted
                                     average    average                 average
                                     exercise  remaining                exercise
                        Outstanding   price   contractual  Exercisable   price
         Range of          as of       per       life         as of       per
     exercise prices   June 28, 1998  option    (years)   June 28, 1998  option
     ---------------   ------------- -------- ----------- ------------- --------
     $ 3.20 to $ 7.88     214,485     $ 4.95     5.38        185,734     $ 4.50
       8.00 to  14.75     248,991      12.43     7.80        116,934      11.28
      15.00 to  16.13     221,700      15.58     9.00         22,333      15.34
      16.25 to  23.75     273,865      19.29     7.67        151,960      20.02
                          -------                            -------
     $ 3.20 to $23.75     959,041     $13.44     7.50        476,961     $11.62
                          =======                            =======

                      EMULEX CORPORATION AND SUBSIDIARIES

    The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company's net income (loss) would have been reduced to the pro forma amounts indicated below:

                                                  June 30,  June 29, June 28,
                                                    1996      1997     1998
                                                  --------  -------- --------
     Net income (loss) as reported............... $ (9,288)  $1,569  $(10,838)
     Assumed stock compensation cost.............      778      882     1,417
                                                  --------   ------  --------
     Pro forma net income (loss)................. $(10,066)  $  687  $(12,255)
                                                  ========   ======  ========
     Diluted earnings (loss) per share as
      reported................................... $  (1.56)  $ 0.25  $  (1.77)
     Pro forma diluted earnings (loss) per
      share...................................... $  (1.70)  $ 0.11  $  (2.00)
                                                  ========   ======  ========

    Pro forma net income (loss) reflects only options granted in 1996, 1997 and 1998. Therefore, the full impact of calculating compensation cost for stock options under Statement 123 is not reflected in the pro forma net income (loss) amounts presented above because compensation cost is reflected over the options' vesting period of up to four years and compensation cost for options granted prior to July 3, 1995 is not considered.

    The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1996, 1997 and 1998: risk-free interest rates of 5.9,
    6.3 and 5.7 percent, respectively; dividend yield of 0.0 percent; average expected lives of 3.4, 3.6 and 3.2 years, respectively; and volatility of 66.1, 66.1 and 64.4 percent, respectively. The weighted-average fair value per option granted in 1996, 1997 and 1998 was $9.24, $8.19 and $7.04, respectively. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely-tradable, fully-transferable options without vesting restrictions, which significantly differ from the Company's stock option plans. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated fair value on the grant date.

    Shareholder Rights Plan

    The Company has a Shareholder Rights Plan that provides for Preferred Stock Purchase Rights ("Rights") that attach to and transfer with each share of common stock. When the Rights become exercisable, each Right entitles the holder to purchase from the Company one unit consisting of 1/100 of a share of Series A Junior Participating Preferred Stock for $50 per unit, subject to adjustment. The Rights become exercisable if
    (i) a person or group ("Acquiring Person") has acquired, or obtained the right to acquire, 20 percent or more of the outstanding shares of common stock, (ii) a person becomes the beneficial owner of 30 percent or more of the outstanding shares of common stock, (iii) an Acquiring Person engages in one or more "self-dealing" transactions with the Company or (iv) an event occurs which results in an Acquiring Person's ownership interest being increased by more than 1 percent. Upon exercise and payment of the purchase price for the Rights, the Rights holder (other than an Acquiring Person) will have the right to receive Company common stock (or, in certain circumstances, cash, property or other securities of the Company) equal to two times the purchase price. The Company is entitled to redeem the Rights at any time prior to the expiration of the Rights in January 2009, or 10 days following the time that a person has acquired beneficial ownership of 20 percent or more of the shares of common stock then outstanding. The Company is entitled to redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment.

                      EMULEX CORPORATION AND SUBSIDIARIES

Note 10  Earnings (Loss) per Share

    Effective December 28, 1997, the Company adopted Statement 128, "Earnings per Share." In accordance with Statement 128, primary earnings per share have been replaced with basic earnings per share and fully diluted earnings per share have been replaced with diluted earnings per share which includes potentially dilutive securities such as outstanding stock options. Prior periods have been restated to conform to Statement 128.

    Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period increased to include, if dilutive, the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                     Years Ended            Nine Months Ended
                              ---------------------------  --------------------
                              June 30,  June 29, June 28,  March 29,  March 28,
                                1996      1997     1998      1998       1999
                              --------  -------- --------  ---------  ---------
                                                               (unaudited)
     Numerator:
       Net income (loss)..... $(9,288)   $1,569  $(10,838) $(11,038)   $2,217
                              =======    ======  ========  ========    ======
     Denominator:
       Denominator for basic
        earnings (loss) per
        share--weighted
        average shares
        outstanding..........   5,936     6,044     6,121     6,118     6,147
       Effect of dilutive
        securities:
         Dilutive options
          outstanding........      --       250        --        --       609
                              -------    ------  --------  --------    ------
       Denominator for
        diluted earnings
        (loss) per share--
        adjusted weighted
        average shares.......   5,936     6,294     6,121     6,118     6,756
                              =======    ======  ========  ========    ======
     Basic earnings (loss)
      per share.............. $ (1.56)   $ 0.26  $  (1.77) $  (1.80)   $ 0.36
                              =======    ======  ========  ========    ======
     Diluted earnings (loss)
      per share.............. $ (1.56)   $ 0.25  $  (1.77) $  (1.80)   $ 0.33
                              =======    ======  ========  ========    ======

    As the Company recorded a net loss for the year ended June 30, 1996, all 801,198 outstanding stock options were excluded from the calculation of diluted loss per share, because the effect would have been antidilutive. Options to purchase 301,450 shares of common stock outstanding at June 29, 1997, were not included in the computation of diluted earnings per share for the year then ended. These options were excluded from the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares of $16.21 during the period, and therefore the effect would be antidilutive. Furthermore, as the Company had a net loss for the year ended June 28, 1998, all 959,041 outstanding stock options were excluded from the calculation of diluted loss per share, because the effect would have been antidilutive.

                      EMULEX CORPORATION AND SUBSIDIARIES

    Options to purchase 78,450 shares (unaudited) of common stock at prices in excess of $22.26 per share (unaudited) were outstanding at March 28, 1999, but were not included in the computation of diluted earnings per share for the nine month period then ended. These options were excluded from the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares during the respective periods, and therefore, the effect would be antidilutive. Furthermore, as the Company had a net loss for the nine months ended March 29, 1998, all 963,791 outstanding stock options (unaudited) were excluded from the calculation of diluted loss per share, because the effect would have been anti-dilutive.

Note 11 Subsequent Event

    On July 6, 1998, the Company's Board of Directors approved a repricing of outstanding stock options granted under the Emulex Corporation Employee Stock Option Plan. Employees were able, at their discretion, to reprice outstanding options with a current option price per share in excess of $6.00 to an exercise price of $6.00 per share which was the market value of July 6, 1998. Stock options totaling 542,874 shares were repriced. The vesting schedule of the options which were repriced remains unchanged; however, no options which have been repriced may be exercised for a period of 12 months, or until July 6, 1999, regardless of prior vesting. This repricing specifically excluded all options held by Paul F. Folino, the Company's chief executive officer. Furthermore, this repricing did not apply to any shares issued under the Director Plan.

Note 12 Quarterly Financial Data (Unaudited)

    Selected quarterly financial data for 1997 and 1998 is as follows:

                          Net                        Net       Diluted earnings
                        revenues Gross profit(1) income (loss) (loss) per share
                        -------- --------------- ------------  ----------------
     1997:
      First quarter.... $15,952      $ 5,395       $   (941)        $(0.16)
      Second quarter...  16,058        5,875            487           0.08
      Third quarter....  17,011        6,930          1,103           0.18
      Fourth quarter...  15,742        6,358            920           0.15
                        -------      -------       --------
      Total............ $64,763      $24,558       $  1,569
                        =======      =======       ========
     1998:
      First quarter.... $15,007      $ 6,127       $    609         $ 0.10
      Second quarter...  15,493        6,830          1,108           0.18
      Third quarter....  15,019          756        (12,755)         (2.08)
      Fourth quarter...  13,966        5,545            200           0.03
                        -------      -------       --------
      Total............ $59,485      $19,258       $(10,838)
                        =======      =======       ========

--------
 (1) Certain 1997 and 1998 amounts have been reclassified to conform to the 1999 presentation.

(Back cover)

Titles:
The "Emulex" title is in Bold Purple flush right.
Below the Emulex title is a subtitle that reads "Family of Fibre Channel Products" in bold black.

Image:

The image consists of a loop, representing a fibre channel connection, on top of which are depicted a server, a storage subsystem and an Emulex LightPulse LH5000 digital hub. Alongside the storage subsystem is a picture of an Emulex LightPulse Firelite ASIC, and alongside the server is a picture of an Emulex LightPulse LP8000 host adapter. At the center of the loop is the I/O by Emulex logo.

Below the above image is a caption that consists of a series of bullet points as follows:
 .  Based on internally developed ASICs
 .  Deployable across heterogeneous networks and operating systems
 .  Support for increasing volumes of data

               [LOGO OF EMULEX(R) NETWORK SYSTEMS APPEARS HERE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following tables sets forth an estimate of the various expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting compensation:

   Securities and Exchange Commission registration fee................ $ 21,526
   Nasdaq National Market additional listing fee...................... $ 17,500
   NASD filing fee.................................................... $  7,500
   Blue Sky fees and expenses......................................... $  5,000
   Printing and engraving expenses.................................... $100,000
   Accounting fees and expenses....................................... $105,000
   Legal fees and expenses............................................ $150,000
   Transfer agent fees and expenses................................... $ 10,000
   Miscellaneous expenses............................................. $383,474
                                                                       --------
     TOTAL............................................................ $800,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

   As permitted by Section 145 of the Delaware General Corporation Law ("Section 145"), the Company's Certificate of Incorporation provides that the directors will not be liable to the Company or to any Stockholder for monetary damages for breach of fiduciary duty as a director, to the full extent that such limitation or elimination of liability is permitted under Delaware law.

   Also as permitted by Section 145, the Company's Bylaws provide that the Company will indemnify its directors and officers to the full extent permitted under Delaware law. Pursuant to the Bylaws and Section 145, the Company will indemnify each director and officer against any liability incurred in connection with any action, suit, proceeding or investigation in which he may be involved by reason of serving in such capacity at the request of the Company.

   Each director and officer is also entitled to indemnification against costs and expenses (including attorneys' fees) incurred in defending or investigating any action, suit, proceeding or investigation in which he may be involved by reason of serving in such capacity at the request of the Company. The Bylaws authorize the Company to advance funds to a director or officer for such costs and expenses (including attorneys' fees) upon receipt of an undertaking in writing by such director or officer to repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified. Notwithstanding the foregoing, no advance shall be made by the Company if a determination is reasonably and promptly made by the Board by a majority vote of a quorum of disinterested directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel, that based upon the facts known to the Board or counsel at the time such determination is made: (i) the director or officer acted in bad faith or deliberately breached his duty to the Company or its stockholders; and (ii) as a result of such actions by the director or officer, it is more likely than not that it will ultimately be determined that such director or officer is not entitled to indemnification.

   The indemnification and advancement of expenses provided by the Bylaws are not exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled under the Bylaws, any agreement or any vote of stockholders or disinterested directors or otherwise. The indemnification and advancement of expenses provided by the Bylaws continue as to a person who has ceased to be a director or officer and inure to the benefit of the heirs, executors and administrators of such a person.

   The Company has purchased a directors' and officers' liability insurance policy insuring directors and officers of the Company against any liability asserted against such person and incurred by such person in any such capacity, whether or not the Company would have the power to indemnify such person against such liability under the Bylaws.

Item 16. Exhibits.

   (a) Exhibits

   Exhibit
   Number  Description
   ------- -----------
    1.1    Form of Underwriting Agreement.*
    4.1    Rights Agreement, dated January 19, 1989, as amended (incorporated by reference to Exhibit 4 to the Registrant's Current Report on Form
           8-K filed February 2, 1989).*
    4.2    Certificate regarding extension of Final Expiration Date of Rights
           Agreement, dated January 18, 1999.*
    5.1    Legal Opinion of Jeffer, Mangels, Butler & Marmaro LLP.*
   23.1    Consent of Jeffer, Mangels, Butler & Marmaro LLP (included in
           Exhibit 5.1).*
   23.2    Consent of KPMG LLP.
   24.1    Power of Attorney (contained on Signature Page).*

--------
* Filed previously.

Item 17. Undertakings.

   (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed be part of this registration statement as of the time it was declared effective.

   (d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California on May 17, 1999.

                                     EMULEX CORPORATION.


                                     By:     /s/ Paul F. Folino
                                        -------------------------------------
                                                 Paul F. Folino,
                                       President, Chief Executive Officer and
                                                    Director

                               POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                Name                            Capacity                  Date
                ----                            --------                  ----

       /s/ Paul F. Folino            President, Chief Executive       May 17, 1999
------------------------------------  Officer and Director
           Paul F. Folino             (Principal Executive Officer)

   /s/ Michael J. Rockenbach         Vice President, Chief Financial  May 17, 1999
------------------------------------  Officer and Secretary
       Michael J. Rockenbach          (Principal Financial and
                                      Accounting Officer)

                 *                   Chairman of the Board of
------------------------------------  Directors
            Fred B. Cox

                 *                   Director
------------------------------------
         Michael P. Downey

       /s/ Robert H. Goon            Director                         May 17, 1999
------------------------------------
           Robert H. Goon

                 *                   Director
------------------------------------
            Don M. Lyle


*By:   /s/ Paul Folino
      ------------------------------
           Paul Folino
        Attorney-in-Fact